Silver prices have increased dramatically over the past five years.	Great Panther Silver’s production has increased 253% since 2006 and is growing.

TABLE OF CONTENTS

2 Corporate Profile	12 Exploration and Resources	60 Management’s Statement of Responsibility
3 2010 Highlights	15 Corporate Social Responsibility	61 Auditors’ Report
4 Chairman’s Letter	16 2011 Outlook	63 Financial Statements
5 President’s Letter	17 Management’s Discussion and Analysis	100 Corporate Information
7 Operations

Minerals sales have increased 566% since 2006.	Resources have increased with every drill program and exploration continues.

Through strong production results and improving silver and gold prices, we have achieved over two years of record earnings from mining operations and five consecutive quarters of net income. The best way for us to capitalize on the rising silver price is to monetize it through production.

2010 Corporate Highlights

  Record mineral sales revenues of $42.2 million for the year ended December 31, 2010, a 33% increase from $31.7 million for 2009.

  Record earnings from mining operations of $18.7 million for the year ended December 31, 2010, a 63% increase from $11.5 million for the same period in 2009.

  $5.8 million increase in net income to $5.0 million for the year ended December 31, 2010 from a net loss of $0.9 million for 2009.

  Record annual metal production of 2,255,802 silver equivalent ounces (“Ag eq oz”), up 2% from 2,202,456 Ag eq oz in 2009.

  Record silver production of 1,534,957 silver ounces, up 5% from 1,456,830 in 2009.

  Updated the NI 43-101 compliant mineral resource/reserve estimate at the Guanajuato mine, increasing the Measured and Indicated mineral resources to 5.46 million Ag eq oz and the Inferred mineral resources to 2.68 million Ag eq oz. The Measured and Indicated mineral resources include 4.37 million Ag eq oz categorized as Proven and Probable mineral reserves.

  A new silver-gold zone was discovered at the San Ignacio Mine Property in Guanajuato, five kilometres due west of the Company’s operating mine.

  On February 8, 2011, the Company’s shares were listed on the NYSE Amex Stock Exchange in the United States under the trading symbol “GPL”.

  On February 16, 2011, Minera Mexicana El Rosario S.A. de C.V., Great Panther’s Mexican subsidiary, was awarded its first distinction as a “Socially Responsible Company” for its commitment to sustainable environmental, social and economic development.

  Issued an update on March 7, 2011 to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased Measured and Indicated mineral resources to 7,440,000 Ag eq oz, a 36.3% increase over the 2009 resource estimate, and Inferred resources to 11,910,000 Ag eq oz, a 109.3% increase over the previous estimate.

  On March 8, 2011, the Company paid off $4.05 million in two outstanding 8% unsecured convertible loan notes, eliminating all long term debt.

  On April 12, the Company closed a bought deal financing for $24 million.

SILVER FACT: Sterling silver is an alloy composed of 92.5% silver and 7.5% copper. Silver purity is stated in parts per thousand “fineness”. Sterling silver, therefore, has a fineness of “925” (meaning 925 parts silver, 75 parts copper per thousand), a mark commonly stamped on sterling silver jewelry or silverware.	3

Kaare Foy Executive Chairman The price per ounce of silver for 2010 averaged US$21.19, ending the year at US$30.70.

Chairman’s Letter

On behalf of the Board of Directors of Great Panther Silver Limited, I am pleased to present you with the Company’s Annual Report for 2010.

World Demand for Silver
There is abundant evidence of major shortages of physical gold and silver bullion globally, with increases in Chinese demand for silver outpacing the demand for gold in Asia, as citizens turn to gold and silver to protect their wealth. Silver mints worldwide, from Australia to the US, are unable to meet orders. In addition, industrial demand for silver over the past 20 years has almost doubled, and is expected to increase by a further 50% in the next three years.

World Prices of Silver
The high volatility of silver prices continues to make future price predictions difficult. However, silver’s recent climb to almost US$50 per ounce is a vast increase from when we first acquired our silver mines. Since then, we have continually increased production at controlled costs of below US$10 per ounce, and will continue to generate strong positive cash-flow for the foreseeable future.

Company Growth
Currently employing almost 1,000 staff and contractors and increasing our annual gross revenues over the past four years from C$6 million in 2006 to C$42 million in 2010, the Company achieved record positive earnings from mining operations of almost C$19 million for the year, with net income of C$5 million.

I would like to express the Company’s appreciation for the many positive contributions of the employees and contractors, the members of our Audit, Compensation and Nominating & Corporate Governance Committees, our loyal shareholders, corporate counsel both in Canada and in Mexico, representatives of state and federal governments in Mexico, to our supportive stockbrokers and business associates, and to our Board of Directors.

Sincerely, /s/ Kaare Foy Kaare Foy Executive Chairman

Robert A. Archer President & CEO

President’s Letter

In 2010, the first year of Great Panther Silver’s three-year growth strategy, the Company placed a great deal of emphasis on mine development. Using the funding from the November 2009 financing, new equipment was purchased in order to accelerate the preparatory work required to increase future production. Consequently, overall metal output in 2010 was only marginally higher than in 2009 but is set to rise more significantly in 2011 and beyond.

Exploration drilling in 2010 also reached an all-time high with a total of more than 30,000 metres drilled during the year. This resulted in new resource updates for both the Guanajuato and Topia Mines and in a new discovery at the San Ignacio Property in Guanajuato. With increased resources and the first ever reserve at Guanajuato, our mine lives have been extended and continue to grow with every drill program. A total of 60,000 metres of diamond drilling is budgeted for 2011 in order to define at least 40 million Ag eq oz by 2012.

With a full year of profitability in 2010 and continuing high metal prices, Great Panther is well positioned to take advantage of a stronger balance sheet and share price. The Company is becoming more aggressive on the acquisition front and we hope to have at least one new project in 2011, as our goal is to add a third mine to our portfolio.

Respectfully submitted,

/s/ Robert A. Archer
Robert A. Archer, P.Geo.
President & CEO

We were awarded our first distinction as a “Socially Responsible Company” for the year 2010 by the Mexican Centre for Philanthropy.

SILVER FACT: Silver is the best electrical conductor of all metals. Because it does not corrode, its use in electrical and motor control switches is universal. A fully-equipped automobile may have over 40 silver-tipped switches to start the engine, activate power steering, brakes, windows, mirrors, locks and other electrical accessories.

6

Operations

Great Panther Silver Limited operates two wholly-owned producing mines, Guanajuato and Topia, which are located in Guanajuato and Durango States, Mexico. Since starting production in 2006, Great Panther Silver has achieved continuous growth in production of almost 20% year on year to 2,255,802 silver equivalent ounces in 2010. Our goal is to continue to achieve profitable growth by increasing production while keeping the unit cost of producing silver at a competitive low level.

     Metallurgical performance at both plant operations improved with record metal recoveries achieved for all metals. Plant capacities are being increased in advance of the planned increased throughputs. At Topia, modifications completed at year end enabled the plant throughput to be increased to 275 from 180 tonnes per day. At Guanajuato, daily throughput of 1,050 tonnes was achieved which allows for a doubling of production from current levels.

MINING OPERATING RESULTS

	Guanajuato		Topia		Consolidated
	2010 Q4	2010 YTD	2010 Q4	2010 YTD	2010 Q4	2010 YTD
Tonnes milled	39,061	144,112	9,081	38,281	48,142	182,393
Custom milling (tonnes)	–	–	3,650	10,259	3,650	10,259
Gold ounces	1,835	6,619	108	597	1,943	7,216
Silver ounces	255,372	1,019,856	129,650	515,101	385,022	1,534,957
Lead tonnes	–	–	234	1,092	234	1,092
Zinc tonnes	–	–	304	1,358	304	1,358
Silver equivalent ounces(1)	370,062	1,433,555	195,568	822,247	565,630	2,255,802
Cost per ounce (USD)	$7.00	$6.61	$11.0	$9.06	$8.41	$7.43

(1)

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

     Cost of sales totalled $21.2 million, an increase of $4.4 million over the previous year as ore throughput and mine development increased in addition to general inflation. Smelting, refining and concentrate shipping charges also increased for Guanajuato. For the year ended December 31, 2010, the total combined cash cost per ounce, net of by-product credits, was US$7.43 while the average price per oz of silver exceeded $21. Earnings from mining operations increased, by 63% year on year, to $18.7 million.

PHOTO OPPOSITE: Guanajuato Mine Plant.
Ore moving through crushing circuits prior to grinding.

SILVER FACT: NASA’s Magellan spacecraft, on its four year scientific mission, gave scientists their clearest look ever at the surface of Venus. 24,171 silver-coated quartz tiles protected the spacecraft from overheating under twice the solar radiation experienced orbiting the earth, plus the extra heat reflected by the Venusian clouds.	7

Guanajuato Silver-Gold Mine

Located in the State capital city of Guanajuato, Great Panther’s Guanajuato operations comprise a complex of some of the best known and most historic silver mines in Mexico. Having a production history that spans more than 400 years, these mines have played an integral role in the city of Guanajuato, now a UNESCO World Heritage Site due to the Colonial architecture of the buildings constructed by Spanish miners in the 18th century.

     Great Panther Silver is continuing this legacy by expanding production in this prolific and world class orebody, by rehabilitating historic mining buildings on our property and by integrating our operations into the community through various social and environmental programs. We now employ more than 700 people and, with the typical 5 to 1 ratio of indirect employment, we have a significant impact on the local economy.

     Plant metallurgical performance was excellent in 2010 with record gold and silver recoveries being achieved. Plant capacity has recently been raised to 1,050 tonnes per day and further improvements from the addition of five new, 5 cubic metre flotation cells are planned for 2011.

     Mining is being carried out on the Cata Clavo, the Los Pozos zone and gold-rich, Santa Margarita vein in the Rayas area, and is being re-established in the Guanajuatito and Promontorio areas. Metal production for the year was 1,019,856 oz Ag and 6,619 oz Au, or 1,433,555 Ag eq oz. Mining of the Cata Clavo was established on the 470 and 490 levels on the Veta Madre and Alto 1 veins. Stoping from the 460 level was completed and ramp access development is underway to establish the 520 production level.

Underground workings at the Guanajuato Mine Complex.

Mining of the Guanajuatito North zone from the 80 and 50 metre levels was completed and exploratory diamond drilling discovered the continuation of the zone to depth. A new production level has been accessed by ramp on the 120 level and the ramp will be deepened throughout 2011 to provide access for production from deeper levels.

     At Rayas, production increased significantly from the Los Pozos and Santa Margarita structures. Production from Los Pozos is established on three main levels, the 310, 345 and 385 levels. The extension of the zone below the 385 level has been discovered by exploratory drilling and ramp access will extend to establish a fourth production level during 2011.

     Production from the gold-rich Santa Margarita vein was initiated between the 435 and 390 levels while exploratory diamond drilling has confirmed the depth extension to the 600 level. Ramp access is being driven to the next, 475, production level while ore definition drilling will provide valuable resource data for planning the further deepening of this zone.

     Development has been targeted towards deepening the mines and providing underground exploration drilling platforms from which to explore the depth potential for Guanajuatito, Valenciana and Rayas Clavo and exploration drilling will focus on these areas in 2011.

     At Guanajuato the cash operating cost per ounce of silver for the year was US$6.61, net of gold credits. With a strong focus on exploration and development in 2011, the cash costs are projected to remain close to this level through the current year, before declining further in 2012 and beyond as production levels increase.

SILVER FACT: Research indicates that silver-based purification systems are effective in disinfecting water. For the home, silver-based water purifiers are becoming increasingly common.

10

Topia Silver-Gold-Lead-Zinc Mine

The Topia mine, located in the Sierra Madre Mountains of north-western Durango, is situated in one of the oldest mining districts in Mexico, with the discovery of silver dating back to 1538. Modern mining has been carried out since 1952 with only a short hiatus from 1999 when it was closed due to low metal prices to 2006 when Great Panther commenced production.

     The operations of Topia have been further enhanced during 2010. New mines have been developed and production has increased. Ore quality and metal production continues to excel at a reasonable cost per ounce of silver as the focus has shifted to production stoping and exploratory development of higher grade mining areas. The plant metallurgical performance has also continued to improve. At year end, several improvement modifications were completed in the plant to enable capacity to be increased from 180 to 275 tonnes per day. This will allow for continued increases in production over the next few years.

     Metal production for the year was 515,101 oz Ag, 597 oz Au, 2,407,450 lbs Pb, and 2,993,880 lbs Zn, or 822,247 Ag eq oz, which represents a 24% increase over 2009.

     Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed almost 40% of the silver production during 2010 and new development on both veins will ensure further improved production in 2011. Ramp development at the Argentina mine continued and has been fully mechanized with the addition of a one-boom electric-hydraulic drill jumbo, a 2-yard underground loader and a 7-tonne capacity truck. Over the next two years the mine will be developed to the sixth level resulting in a significant increase in production. The Argentina vein represents over 50% of the total resources for the Topia mines.

     Topia focuses on the mining of high grade narrow veins. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere, the emphasis is placed on stoping with strict grade control. Results of an exploratory diamond drill program were very encouraging and a new program is being planned to further extend the mining potential of known veins and explore other veins. Mining on a small part of the 94-hectare La Prieta concession will commence in 2011, and additional drilling will explore a larger area of this property. La Prieta is within easy trucking distance of the Topia plant.

     Lead and zinc concentrates are trucked by road from the Topia mine to the Pacific coast port of Manzanillo where they are sold to a metals trader. The port facility in Manzanillo receives and stores the concentrates before exporting them by ship to Asian smelters, mainly in China.

Topia’s cost per ounce of silver averaged US$9.06, net of by-product credits.	New development on San Gregorio and El Rosario veins will ensure further improved production in 2011.

PHOTO OPPOSITE:
Panoramic view, town of Topia.

SILVER FACT: Silver paste is used in 90 percent of all crystalline silicon photovoltaic cells, which are the most common type of solar cell. Around the world, solar arrays are being tested for large and small-scale electricity production.	11

Scooptram operating at Guanajuatito mine.

Exploration and Resources

In early 2010, exploration started in earnest at both Topia and Guanajuato with 30,730 metres of surface and underground drilling completed. At Topia, the surface and underground exploration drill program extended the known mineralization in the Cantarranas, San Jorge, San Gregorio, Rosario, Recompensa, Don Benito, Oliva, and La Prieta veins, while exploration development continued on all ten veins being mined. At Guanajuato, development continued on the 390 level of the Rayas mine to provide a platform from which exploration drilling took place on the Santa Margarita and Veta Madre structures. In addition, short-hole underground diamond drilling tested the Guanajuatito North zone, Cata Clavo zones, the Los Pozos and San Telesforo zones.

     A mineral resource and reserve estimate NI 43-101 report was completed by Scott Wilson Roscoe Postle Associates on the Cata Clavo, Santa Margarita, and Los Pozos zones at Guanajuato. At Topia, a mineral resource estimate NI 43-101 report by Roscoe Postle Associates Inc. was in progress at the end of 2010 with completion in the first quarter of 2011. Surface drilling at the San Ignacio Property, five kilometres west of Guanajuato, has intersected numerous zones of silver-gold mineralization.

     Three new discoveries were made at Guanajuato in 2009. At the Cata Clavo, the northeast extension of the Alto 2 zone in the hanging wall of the main Veta Madre, returned excellent grades of silver and gold. The Santa Margarita vein, in the Rayas area, was tested on the 390 level, down dip from previous sub-economic development, and returned very high gold grades. Between the Rayas and Cata areas, the Los Pozos zone was found to continue below the 275 level with very high silver and gold grades over substantial widths. All three of these zones are being mined and developed further. The discovery of these zones, at moderate levels within the mine infrastructure, underscores the potential for future discoveries at Guanajuato.

Historical Rayas Shaft, main access to the Guanajuato Mine Complex.

     Definition of resources is essential to the future production capability of any mining company. When Great Panther acquired its two mines in Mexico in 2005, there were no NI 43-101 compliant resources on either property. Over the past six years, the Company has incurred $11.6 million and $11.4 million on mineral property exploration expenditures at Topia and Guanajuato, respectively, as it continues to build its internal and NI 43-101 compliant resources.

     At Guanajuato, the Measured and Indicated mineral resource contains 5,450,000 Ag eq oz including 2,495,000 Ag eq oz in the Measured category and 2,956,000 Ag eq oz in the Indicated category. Inferred resources are estimated at 2,678,000 Ag eq oz. Of the Measured and Indicated mineral resource, 4,372,000 Ag eq oz is classified as Proven and Probable mineral reserve, using a cut-off of 185g/t silver equivalent. The Proven mineral reserve is estimated at 1,935,000 Ag eq oz, while the Probable mineral reserve is estimated at 2,438,000 Ag eq oz. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato mine and is a positive step in confirming the long-term viability of this historic operation. The new resource base represents a 53% increase over the previous resource estimate (for just the Cata Clavo), even after deducting the production from that zone over the last 18 months. This demonstrates the Company's ability to not only replace what is being mined, but to increase the resource base and extend the mine life with additional drilling.

Miners drilling at Topia mine.

San Ignacio Property surface drilling intersected numerous zones of silver-gold mineralization in the Phase I program in 2010. The Company has received the permitting necessary to begin an 18-hole, 6,700-metre Phase II drilling program to test the strike and depth of the mineralization and is in the process of permitting a third phase of drilling. Overall, the mineralization has now been traced by drill core intercepts over a vertical depth of more than 300 metres and a strike length of more than 150 metres.

     As part of the current three-year growth strategy (2010-2012), Great Panther intends to build its NI 43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz which would support a minimum ten year mine life at the planned production rate. An estimated total of 60,000 metres of exploration drilling in 2011 will concentrate on defining resources, looking for vein extensions and testing new targets at Topia, Guanajuato and San Ignacio.

While the Company is focusing its efforts on expanding the production and resource base at its existing mines, efforts are also underway to identify acquisition opportunities that could lead to a third mine for Great Panther.

14	SILVER FACT: Because silver prevents bacteria growth, one of the most promising applications in the medical field is in silver-imbedded bandages for burn and wound victims. The silver ions help prevent infection but also speed healing because the body doesn’t have to focus its energy on fighting infection.

Community tree planting event at Guanajuato.

Corporate Social Responsibility

Great Panther Silver’s Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V., was awarded on March 29, 2011 its first distinction as a “Socially Responsible Company” by CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual distinction marks an important milestone for Great Panther Silver and acknowledges its commitment to sustainable environmental, social and economic development.

The Company’s Mexican subsidiary excelled in the following areas during 2010:

  Quality of work within the Company
  Corporate governance and ethical practices
  Relationship with hosting communities
  Environmental preservation

     Great Panther Silver is committed to achieving the highest standards in Corporate Social Responsibility for its operations at every stage of project development. Since its inception, Great Panther has endeavoured to be a good corporate citizen by implementing industry best practices and working diligently to become a responsible leader in its hosting communities. The Company is proud of the efforts made to improve the quality of life in the communities in which it operates through social, health and safety, educational, and environmental programmes.

At Great Panther, we recognize that there are always opportunities for improvement and by promoting an open dialogue with Great Panther’s stakeholders, we will continue to strive to minimize environmental impacts while maximizing social and economic benefits.

SILVER FACT: Demand for silver is built on three main pillars: industrial and decorative uses, photography, and jewelry & silverware. Together, these three categories represent more than 95 percent of annual silver consumption.	15

2011 Outlook

Great Panther’s three-year strategy to accelerate production to 3.8 million Ag eq oz by 2012 is now in its second year. New equipment has been delivered to the mines, new production areas are being added, plant performance continues to excel and plant capacity is being increased. In addition, mineral resources have been increased and reserves defined, and exploration drill programs have made significant new discoveries of high grade mineralization.

     The combined production target for 2011 has been set at 2.87 million Ag eq oz, consisting of 1.94 million oz silver, 11,200 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc. Silver equivalents for 2011 have been established using prices of US$1,200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.

     Production from Guanajuato is planned to increase steadily throughout 2011 as output from the Los Pozos and Santa Margarita areas reach full capacity, Cata production returns to previous levels, and new production is added from the Guanajuatito area. Plant throughput is estimated to be 200,000 tonnes at grades of 240g/t silver and 1.80g/t gold for metal production of 1.38 million oz silver and 10,400 oz gold, equivalent to 2.00 million Ag eq oz.

     Additionally, output from Topia is estimated to increase as new mine production is added as a result of development on existing and new veins and plant capacity is expanded. Plant throughput is estimated to be 40,000 tonnes with metal production of 0.56 million oz silver, 800 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc, equivalent to 0.87 million Ag eq oz.

     Due to the success of the 2010 diamond drilling program in delineating new resources/reserves and making new discoveries, the drilling budget for 2011 has been more than doubled to approximately 60,000 metres, including at least 6,000 metres at Topia, 30,000 metres from underground at Guanajuato and approximately 24,000 at San Ignacio. This compares favourably with the 65,000 metres originally proposed for the Company’s overall three-year growth strategy. Great Panther intends to increase its NI 43-101 compliant resource base at both operations and is on track to define at least 40 million Ag eq oz by 2012.

GREAT PANTHER SILVER LIMITED
Year Ended December 31, 2010

Management’s Discussion & Analysis

Introduction

This Management’s Discussion and Analysis (“MD&A”) prepared as of March 14, 2011, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the year ended December 31, 2010, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2010 annual audited consolidated financial statements and related notes.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors. All dollar amounts are in thousands of Canadian dollars, except for share amounts and unless otherwise noted.

2010 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

		Change from		Change from
	Fourth	Fourth	Full Year	Full Year
Highlights	Quarter 2010	Quarter 2009	2010	2009
Revenue	$13,809	Up 40%	$42,206	Up 33%
Earnings from mining operations (1)	$6,805	Up 60%	$18,684	Up 63%
Net income	$782	Down 25%	$4,970	Up 673%
Earnings per share - basic and diluted	$0.01	no change	$0.04	Up 500%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	385,022	Down 1%	1,534,958	Up 5%
Silver equivalent produced (2)	565,660	Down 9%	2,255,802	Up 2%
Silver payable ounces	369,940	Up 2%	1,428,758	Up 4%
Total cash cost per silver ounce (3)	$8.41	Up 75%	$7.43	Up 33%
Average revenue per silver ounce sold	$28.01	Up 59%	$21.26	Up 42%

  33% increase in mineral sales revenues to $42.2 million for the year ended December 31, 2010 from $31.7 million for 2009.

  40% increase in mineral sales revenues to $13.8 million for the three months ended December 31, 2010 from $9.9 million for the same period in 2009.

  63% increase in earnings from mining operations to $18.7 million for the year ended December 31, 2010 from $11.5 million for the same period in 2009.

  60% increase in earnings from mining operations to $6.8 million for the three months ended December 31, 2010 from $4.2 million for the same period in 2009.

  212% increase in cash flows from operations to $4.2 million for the year ended December 31, 2010 from $1.4 million in 2009.

  $5.8 million increase in net income to $5.0 million for the year ended December 31, 2010 from a net loss of $0.9 million for 2009.

  On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL”.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

  On March 8, 2011, the Company paid off $4.05 million in two outstanding 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share.

  Record annual metal production of 2,255,802 silver equivalent ounces (“Ag eq oz”), up 2% from 2,202,456 Ag eq oz in 2009.

  Record silver production of 1,534,957 silver ounces, up 5% from 1,456,830 in 2009.

  Record metal recoveries of gold and silver at Guanajuato and silver, lead and zinc at Topia.

  33% increase in cash cost per silver ounce, net of by-products, to US$7.43 in 2010 from US$5.58 in 2009. This increase in costs during 2010 was primarily due to lower than forecasted production, lower ore grades, higher smelting and refining charges and development costs at Guanajuato, and lower ore grades and higher mining costs at Topia.

  75% increase in cash cost per silver ounce, net of by-products, for the fourth quarter of 2010 to US$8.41 from US$4.80 for the fourth quarter of 2009 primarily due to lower than forecast production and ore grades.

  Updated NI 43-101 compliant mineral resource/reserve estimate on the Los Pozos, Santa Margarita, and Cata Clavo at the Guanajuato Mine. The new measured and indicated mineral resource contains 5,455,650 silver equivalent ounces. Inferred mineral resources are estimated at 2,676,924 Ag eq oz. The measured and indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent.

  Issued an update on March 7, 2011 to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased measured and indicated mineral resources to 7.44 million silver equivalent ounces, a 36.3% increase over the 2009 resource estimate, and inferred resources to 11.91 million silver equivalent ounces, a 109.3% increase over the previous estimate.

  A surface drilling program at the San Ignacio mine property in Guanajuato commenced during the third quarter of 2010 and is continuing throughout 2011. It was successful in discovering new zones of high grade silver-gold mineralization that extend for more than 150 metres along strike and to more than 300 metres depth. $2.8 million has been approved for 2011 to drill approximately 24,000 metres and to prove up as many ounces as possible in this highly prospective area which has the potential to be a separate mine.

  On February 16, 2011, Minera Mexicana El Rosario S.A. de C.V., Great Panther’s Mexican subsidiary, was awarded its first distinction as a “Socially Responsible Company” for the year 2010 by CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual award is a milestone for the Company and has been awarded for its commitment to sustainable environmental, social and economic development.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales and amortization and depletion. Refer to the “Non-GAAP Measures” section.

(2)	Silver equivalent ounces in 2010 were established using prices of US$1,000 per oz of gold, US$16 per oz of silver, US$0.80 per lb of lead, and US$0.80 per lb of zinc.

(3)

“Cash cost per ounce” is a non-GAAP measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-GAAP Measures” section.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

RECENT DEVELOPMENTS

Great Panther completed the first year of its three-year growth strategy (2010 – 2012). The plan, which focuses on aggressively increasing production and resources while maintaining profitability, sees the Company's annual production growing to approximately 3.8 million silver equivalent ounces by 2012 from its two existing mines in Mexico, including 2.65 million oz silver. Increased throughput and operating efficiencies will allow for further increases beyond this level such that production upside will remain at both mines.

Production records were set for all metals in 2010 resulting in total annual production of 2.3 million Ag eq oz. The 2011 target is 2.9 million Ag eq oz and, pending the anticipated increase in mineral resources, the target of 3.8 million Ag eq oz remains achievable for 2012. Great Panther continues to build its NI 43-101 compliant resource base at the Guanajuato and Topia mines and is on track to attain at least 40 million Ag eq oz by 2012 which would support a minimum ten year mine life for both of the mines at the planned production rate.

Diamond drilling in 2010, from both surface and underground, totaled 30,730 metres at Guanajuato, San Ignacio and Topia. Much of this drilling was targeted towards adding new resources at the existing operations plus the completion of the first four holes, 1,839 metres, at the San Ignacio property. Drilling plans are increased to 60,000 metres in 2011, including at least 20,000 metres at the prospective San Ignacio property at Guanajuato.

Capital expenditures totaled $9.2 million in 2010, including over $6.0 million on underground equipment and infrastructure upgrades, $3.8 million at Guanajuato and $2.3 million at Topia. Processing plant upgrades are underway at both mines with 2010 spending totaling $0.5 million at Guanajuato and $0.2 million at Topia. Metal recoveries improved to all-time highs of over 88% for gold and silver at Guanajuato during 2010. Plant capacity at Topia has increased by over 20%, to 220 tonnes per day during 2011.

Over 12.5 kilometres (“km”) of lateral and raise development was advanced at the two mines, with 6.5 km at Guanajuato and 6.0 km at Topia. At Guanajuato, drifts are being driven into the hanging-wall rocks, above the deeper extensions of the orebody, from the 390 metre level at Rayas, from the 320 metre level at Valenciana and from the 80 metre level at Guanajuatito.

Exploration diamond drilling is well underway and has discovered significant gold resources in the Santa Margarita vein and silver/gold mineralization in the Guanajuatito North Zone. Drilling for the deep extensions of the Rayas Clavo, under the famous Valenciana mine, as well as other targets is expected to total 30,000 metres in 2011. Following eight months of extensive reconnaissance, surface mapping and sampling, several drill targets were identified along the 4 kilometre-long San Ignacio mine property. Drilling was initiated in October 2010 and results from the first eight holes are very encouraging. Drilling is expected to exceed 20,000 metres, providing geological data for a significant additional resource, during 2011. At Topia, eleven separate veins are currently being exploited and, during 2011, development of at least two additional veins, La Prieta, and Higuera, will commence.

The core objective of Great Panther's three-year strategy is profitable growth. Through strong production results and improving silver and gold prices, the Company has achieved over two years of record earnings from mining operations and five consecutive quarters of net income. The Company’s management considers the best way to capitalize on the rising silver price is to monetize it through production.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

PROFILE AND STRATEGY

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR” and on the New York Stock Exchange (“NYSE”) Amex, trading under the symbol “GPL”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also pursuing acquisition opportunities throughout Latin America to add a third mine to its portfolio of properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

Goals and Objectives

Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Latin America. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Our primary goal is that of profitable growth, as we feel this is the key to maximizing long-term shareholder value. Our specific objectives are to grow our production and earnings from mining operations and maintain positive cash flow while continuing to actively pursue exploration and development opportunities in Latin America.

Great Panther had an exceptional year in 2010, increasing its revenue by 33% over 2009 and generating net income for the first full year. The Company is pleased to report the achievement of five consecutive quarters of positive cash flow from operations, as well as net profitability beginning in the first quarter 2010.

Minera Mexicana El Rosario was awarded its first distinction as a “Socially Responsible Company” for the year 2010 by CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual award is a milestone for the Company and has been awarded for its commitment to sustainable environmental, social and economic development.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash flow is dependent on a number of factors. These indicators are regularly measured and monitored, with timely feedback provided about progress toward achieving our goals. The Company’s key performance drivers are the following:

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Volume

The Company operates two producing mines in Guanajuato and Topia in Mexico. Since commencing operations at these two mines in 2006, Great Panther has achieved continuous growth in production in excess of 20% per year to a record production of 2.3 million silver equivalent ounces in 2010. Our goal is to continue to achieve profitable growth by increasing production.

The Company’s three-year growth strategy focuses on an immediate and aggressive increase in production and resources while maintaining profitability. Now on its second year, the growth plan forecasts production of 2.9 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012.

Fundamental to the growth in production is the growth in resources through delineation of mineralized zones on our existing mines but also through the exploration and/or acquisition of other projects. Great Panther is committed to seeking out new opportunities to add to its project pipeline.

Resources

Definition of resources is essential to the future production capability of the Company. When Great Panther acquired its two mines in Mexico in 2005, there were no NI 43-101 compliant resources on either property. Over the past seven years, the Company has incurred $11.6 million and $11.4 million on mineral property exploration expenditures at Topia and Guanajuato, respectively, as it continues to build its internal and NI 43-101 compliant resources.

On June 30, 2009, Great Panther reported its first NI 43-101 compliant Measured and Indicated mineral resource estimate of 5,032,000 Ag eq oz on the zone known as the ‘Cata Clavo’ at the Guanajuato Mine. This resource estimate represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit. During 2009, NI 43-101 compliant Measured and Indicated resources for Topia increased to 5.5 million Ag eq oz, as well as inferred resources of 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

On December 15, 2010, the Company reported a NI 43-101 compliant mineral resource/reserve estimate on the Cata Clavo, Los Pozos, and Santa Margarita zones at Guanajuato Mine. The new Measured and Indicated mineral resource contains 5,450,000 Ag eq oz. Inferred mineral resources are estimated at 2,678,000 Ag eq oz. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato Mine and is a positive step in confirming the long-term viability of this historic operation.

On March 7, 2011, the Company issued an update to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate comprises Measured and Indicated mineral resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) were estimated in the Inferred category, a 109.3% increase over the previous estimate.

As part of the previously discussed three-year growth strategy, Great Panther intends to build its NI 43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz which would support a minimum ten year mine life for both of the mines at the planned production rate. An estimated total of 160,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets.

For more details on the Company’s resources, refer to the “Resources Update” section.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Costs

Attaining and maintaining a low unit operating cost structure has been critical to achieving profitability. Metal prices can be volatile as experienced through the latter part of 2008 into the beginning of 2009. Having a low silver production cost base allows a company to remain profitable even during times of declining commodity prices and more flexibility in responding to the unexpected.

A vital aspect of achieving profitability is cost control. The Company has implemented a rigorous process to increase ore grades and silver production and contain operating costs. The result of our efforts is evident, as we were able to achieve our first ever quarter of net profitability in the fourth quarter of 2009 and continued to generate net income throughout 2010.

The increase in costs during fiscal year 2010 was mainly due to lower than forecasted production, lower ore grades, higher smelting and refining charges and development costs at Guanajuato, and lower ore grades and higher mining costs at Topia.

For the year ended December 31, 2010, the total combined cash cost per ounce, net of by-product credits, was US$7.43, which represents a 33% increase from the US$5.58 reported for fiscal year 2009. This compares with the 2010 target of US$6.00 to $US6.50.

Prices

One of the Company’s objectives is to provide shareholders with leverage to future increases in silver price. To this end, the Company does not engage in any hedging arrangements on silver prices. Our share price tends to correlate very strongly with the price of silver. Additional leverage comes through the participation in the growth of the Company itself.

The price of silver has fluctuated significantly in recent years. The silver price has improved to approximately $29 per ounce at the end of 2010 from US$18 per ounce at the end of 2009. These fluctuations have considerable impact on our financial results. The following table summarizes the sensitivity of changes in the silver price and its effect on the Company’s 2011 revenue outlook, which assumes production of 2.9 million silver equivalent ounces:

	US$15.00	US$20.00	US$25.00	US$30.00	US$35.00	US$40.00
Guanajuato	$28,789	$35,325	$41,861	$48,397	$54,933	$61,470
Topia	12,028	14,617	17,046	19,474	21,902	24,330
	$40,817	$49,942	$58,907	$67,871	$76,835	$85,800

Note: The table above represents estimated revenues (in CAD) for 2011, based on changes in silver prices (assuming constant prices of gold at US$1,200/oz, lead at US$0.90/lb, and zinc at US$0.90/lb) ..

The Company’s reported cash cost per ounce is affected by changes in metal prices of the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia (see “Non-GAAP Measures” section). The following two tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2011 estimated combined cash cost per ounce (in USD):

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

	Changes in Gold prices (per oz)
	US$1,100	US$1,200	US$1,300	US$1,400	US$1,500	US$1,600
Cost per ounce (USD)	$7.03	$6.45	$5.87	$5.30	$4.72	$4.14

(Assuming constant prices of silver at US$20/oz and US$0.90/lb for lead and zinc)

				Changes in Zinc prices (per lb)
		US$0.60	US$0.70	US$0.80	US$0.90	US$1.00	US$1.10	US$1.20
Changes in Lead Prices (per lb)	US$0.60	$6.99	$6.91	$6.82	$6.73	$6.65	$6.56	$6.48
	US$0.70	$6.90	$6.81	$6.73	$6.64	$6.55	$6.47	$6.38
	US$0.80	$6.80	$6.72	$6.63	$6.54	$6.46	$6.37	$6.29
	US$0.90	$6.71	$6.62	$6.53	$6.45	$6.36	$6.28	$6.19
	US$1.00	$6.61	$6.53	$6.44	$6.35	$6.27	$6.18	$6.10
	US$1.10	$6.52	$6.43	$6.34	$6.26	$6.17	$6.09	$6.00
	US$1.20	$6.42	$6.34	$6.25	$6.16	$6.08	$5.99	$5.90

(Assuming contant prices of silver at US$20/oz, and gold at US$1,200/oz)

Capabilities to Deliver Results

To continue to grow our business and achieve our goals, we have established and continue to emphasize on three core areas. We believe these three key components will allow us to execute our strategy successfully.

Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our team by giving them the tools and training they need to be effective.

Our ability to recruit and retain qualified employees is critical to our success as a company. In addition to our experienced key personnel, we look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company.

As part of our commitment to our employees, we have a company policy of granting stock options to all employees throughout the Company to build loyalty as well as align their performance with corporate goals and objectives.

During 2010, our team was strengthened with the addition of Andrew Sharp, as the new General Manager of the Guanajuato mine and Erick Bertsch, in the newly created position of Vice President, Corporate Development.

Mr. Sharp has a Bachelor of Engineering degree from the Western Australian School of Mines and more than 23 years experience in the mining industry. In his most recent position, he was Manager of Technical Services for Projects with Platapanamericana, S.A. de C.V., the Mexican subsidiary of Pan American Silver, where he was responsible for the management of the La Preciosa Ag-Au deposit in Durango. Throughout his five-year tenure with Pan American, Andrew also played a major role in the development of the Alamo Dorado Mine in Mexico as well as significant start-up roles in the Manantial Espejo Mine in Argentina and San Vicente Mine in Bolivia.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Mr. Bertsch brings more than 16 years experience in the mining industry to Great Panther, beginning his mining career in the field in 1994 before transitioning to investor relations in 2003 with several companies in the Hunter-Dickinson Group. More recently, he has held corporate development positions with Minco Gold and Geodex Minerals. While with Minco, he gained insight into, and contacts within, the silver industry (through Minco’s 40% ownership of Minco Silver), which will be valuable in his current role of expanding Great Panther’s market presence and corporate growth.

Our processes

Our operations focus on the initial stages of the silver mining chain: exploration, mining and processing. The Guanajuato and Topia operations depend on the discovery of new mineralization. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and, by utilizing existing infrastructure, the capital requirement is lower.

The performance of the mining and processing operations builds on a sound base and continues to improve to new record levels. We are fortunate to have a highly experienced team of underground miners and metallurgists.

Mine development focuses on accessing near term production targets and providing underground drilling platforms for deeper exploration to ensure resources and mine life is extended. At Guanajuato, targets include Rayas, Santa Margarita, Los Pozos, Valenciana and the Guanajuatito North Zone, as well as the newly discovered silver-gold veins at the San Ignacio property. Initial surface drilling at San Ignacio has been successful in intersecting several prominent mineralized structures. A major 2011 exploration program is now underway at San Ignacio to complete a mineral resource estimate and evaluate the potential for production. Topia continues to be successful in increasing production while adding resources through a combination of underground development and surface exploration drilling. The success of vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provides the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing is supported by metallurgical testwork programs under the direction of a senior metallurgical consultant. This, together with the local expertise, results in continuous improvement in processing performance.

Our location

Great Panther is focused on Mexico for several reasons. Mexico is second only to Peru in terms of global silver production (estimates for 2011 place Mexico back in the number one position) and contains more primary silver mines than any other country. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day from Vancouver. Great Panther’s Guanajuato mine is serviced by an international airport only 30 minutes away.

Although there are more than 200 mining/exploration companies working in Mexico, Great Panther had the advantage of being an “early mover” and has a broad base of contacts that benefits its mining operations, exploration programs and provides exposure to new opportunities. The Company’s executive team has extensive experience and knowledge of business in Mexico to capitalize on future opportunities.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

MINING OPERATING RESULTS

	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Tonnes milled	48,142	46,039	43,555	44,657	47,121	42,004	40,443	38,993
Production
Silver ounces	385,022	382,220	410,583	357,132	390,026	398,811	333,358	334,635
Gold ounces	1,943	2,201	1,474	1,598	2,456	1,951	1,504	1,240
Lead tonnes	234	271	297	290	205	211	233	222
Zinc tonnes	304	352	357	345	248	263	270	276
Silver equivalent ounces (1)	565,660	588,454	574,740	526,948	625,288	597,057	499,845	480,266
Silver payable ounces	369,940	364,991	374,631	319,196	363,282	401,008	303,648	308,825
Cost per ounce (USD)	$8.41	$6.76	$7.70	$6.72	$4.80	$5.48	$5.73	$6.49

(1)

For 2010, silver equivalent ounces for each metal were established using commodity prices of: US$1,000 per oz, US$16 per oz, US$0.80 per lb, and US$0.80 per lb; for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Guanajuato Mine
Location	Guanajuato, Mexico
Employees and Contractors	740
2010 Production	1,433,555 Ag eq oz
2010 Cost per Oz	US$6.61

Fourth quarter metal production from the Guanajuato mine totaled 255,372 oz silver as well as 1,835 oz gold, or 370,062 Ag eq oz, from processing 39,061 tonnes of ore with an average grade of 228g/t silver and 1.60g/t gold. This compares to the fourth quarter of 2009, when ore grades were a record 271g/t silver and 2.14g/t gold. Plant throughput in the fourth quarter of 2010 was 2% lower and plant silver and gold recoveries were higher by 7.9% and 5.4%, respectively. However, ore silver and gold grades were down by 16% and 25%, respectively. This resulted in an 11% decrease in silver production and a 22% decrease in gold production.

Metal production for the year was 1,019,856 oz Ag and 6,619 oz Au, or 1,433,555 Ag eq oz. Compared to 2009, plant throughput was up by 4% and plant silver and gold recoveries were up by 6% and 5%, respectively. However, silver and gold ore grades were down by 9% and 10%, respectively. Silver production was unchanged, while gold production was down by 2%.

The Guanajuato plant achieved record gold recovery and excellent silver recovery in the fourth quarter of 2010 of 91.1% and 89.1%, respectively, and, for the year, record metal recoveries were achieved, improving from 84.8% to 88.7%, for gold, and from 83.3% to 88.4%, for silver. On-going improvements have been made to the plant operations and will continue in 2011. Five new, 5-cubic metre flotation cells were ordered from Outotec for delivery by the second quarter of 2011. In addition, new Krebs cyclones will replace the last of three screw classifiers to further improve the control of the grinding circuit.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2010 Total	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2009 Total

Tonnes milled	39,061	35,761	34,379	34,912	144,113	39,853	34,325	32,606	31,732	138,516
Production
Silver (ounces)	255,372	250,629	288,825	225,030	1,019,856	287,101	288,087	220,742	223,821	1,019,751
Gold (ounces)	1,835	2,042	1,289	1,453	6,619	2,367	1,872	1,379	1,130	6,748
Silver equivalent ounces	370,062	378,283	369,390	315,820	1,433,555	470,025	432,795	327,295	311,105	1,541,220
Silver payable ounces	240,137	246,344	262,708	204,893	954,082	262,430	291,649	209,485	209,282	972,846
Average ore grade
Silver (g/t)	228	248	291	233	249	271	315	254	258	275
Gold (g/t)	1.60	1.96	1.35	1.51	1.61	2.14	2.00	1.55	1.36	1.79
Metal recoveries
Silver	89.1%	87.8%	89.9%	86.1%	88.4%	82.6%	82.9%	83.0%	84.9%	83.3%
Gold	91.1%	90.5%	86.6%	85.5%	88.7%	86.4%	84.8%	84.6%	81.6%	84.8%
Concentrate grades
Silver (g/t)	12,548	10,766	12,252	11,774	11,815	13,488	14,131	15,126	11,675	13,518
Gold (g/t)	90	88	55	76	77	111	92	94	59	89

During the fourth quarter of 2010, the NI 43-101 compliant mineral resource estimate for Guanajuato was updated and the first mineral reserve statement was released. The Measured and Indicated resources were estimated at 5.45 million Ag eq oz, the Inferred resources at 2.68 million Ag eq oz, and the Proven and Probable mineral reserves (derived from the Measured and Indicated resources) were estimated at 320,000 tonnes with an average grade of 282g/t silver and 2.19g/t gold. Significantly, the mineral reserve grade compares very favorably with the average grades for 2010 and will lead to improved output from Guanajuato in 2011 and 2012.

Production stoping of the gold-rich Santa Margarita vein progressed well although overall gold production was down slightly compared to the previous quarter.

Production from the Los Pozos area on the 310 and 345 metre levels continued to increase and accounted for more than 50% of the total silver production at the mine. Access development to a third production stoping area at the 380 metre level was completed in the fourth quarter and exploratory development was underway in December.

Revisions to the mine planning for Cata Clavo production have been made and ramp development to access all veins on the 520 metre level, as well as lateral development on the richer Alto 1(a) and Alto 2 zones, is underway. Output from Cata is expected to be restored to previous levels as ore grades improve. A new, 18-tonne capacity, underground haulage truck has been received and is being utilized to haul ore from the deeper sections at Cata.

Exploratory core drilling of the Guanajuatito North Zone below the 80 metre level has indicated mineralization continuing to depth and an access ramp has been driven to intersect the vein on the 120 metre level. The vein will be explored in more detail in the first quarter of 2011, in preparation for an additional stoping area.

Underground exploratory core drilling of the 1414 stope area between the Valenciana and Cata mine areas at the 320 metre level is underway. While this is being drilled, development along the 320 level will advance sufficiently to start the deep drilling under the main Valenciana mine. The deep drilling will commence in the second quarter of 2011 and will test the Veta Madre structures in the Valenciana area below the 390 level, and along a 600 metre strike length.

A program of geological mapping and rock sampling completed in 2010 by the Company indicates that the three known structures on the San Ignacio property are up to 4 kilometres long and contain irregular silica breccia “veins” hosting gold and silver mineralization. The results from the surface program were sufficiently encouraging that the Company undertook a short Phase I drill program in Q4 2010 to test the Melladito and Nombre de Dios vein structures at depth. This program was successful in making what the Company considers to be a new discovery of significant silver-gold mineralization.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

In light of the success of the drilling during 2010 at San Ignacio, Great Panther’s Board of Directors has approved a new 2011 budget of $2.8 million for the exploration of the San Ignacio property. As soon as the appropriate permits are in place, an expanded drilling program will commence. Potential sites to establish a portal for an underground ramp are also being evaluated. Due to the proximity of the San Ignacio property to the Company’s main Guanajuato operation, any mineralization intersected in the course of underground exploration and development can be trucked to the plant for processing. As such, cash flow provided by the additional tonnage can be used to offset the cost of the exploration and development program.

	2010 Q4	2010 YTD	2009 Q4	2009 YTD
Direct cash production costs	$3,891	$13,039	$3,117	$11,042
Smelter and transportation	451	1,335	200	798
Total cash cost	$4,342	$14,374	$3,317	$11,840
By-product credits (1)	(2,638)	(7,879)	(2,376)	(6,651)
CAD Cash operating costs	$1,704	$6,495	$941	$5,190
USD Cash operating costs	$1,681	$6,308	$891	$4,550
Payable Silver Production	240,137	954,082	262,430	972,846
USD Cash cost per ounce of silver	$7.00	$6.61	$3.40	$4.68

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

The cash operating cost per ounce of silver (refer to “Non-GAAP Measures” section) at Guanajuato for the fourth quarter increased to US$7.00 compared to US$3.40 in Q4 2009. The full year 2010 unit cost for Guanajuato is US$6.61 per ounce which is above the estimate for the year of US$4.50 to US$5.00 primarily due to lower than forecast production, higher smelting and refining and development costs. The ore grades in 2010, at 1.60 g/t Au and 228 g/t Ag for the quarter and 1.61 g/t Au and 249 g/t Ag for the year, were significantly down from 2009 at 2.14 g/t Au and 271 g/t Ag for the quarter and 1.79 g/t Au and 275 g/t Ag. Lower ore grade has a compounding impact and is the primary cause for the increasing cost per ounce of silver. General inflation, including increased power charges and higher smelter and refining charges also contributed to the increased costs.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Topia Mine
Location	Durango, Mexico
Employees and Contractors	275
2010 Production	195,598 Ag eq oz
2010 Cost per Oz	US$9.06

Topia recorded fourth quarter 2010 metal production of 129,650 oz of silver, 108 oz of gold, 515,305 lbs of lead, and 669,216 lbs of zinc from milling 9,081 tonnes of ore. This equates to 195,598 Ag eq oz and is 26% higher than the fourth quarter 2009 production. Ore grades averaged 458g/t silver, 0.46g/t gold, 2.78% lead and 3.64% zinc during the quarter.

	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2010 Total	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2009 Total
Tonnes milled	9,081	10,278	9,176	9,745	38,280	7,268	7,679	7,837	7,261	30,045
Production
Silver (ounces)	129,650	131,591	121,758	132,102	515,101	102,925	110,724	112,616	110,814	437,079
Gold (ounces)	108	159	185	145	597	89	79	125	110	403
Lead (tonnes)	234	271	297	290	1,092	205	211	233	222	871
Zinc (tonnes)	304	352	357	345	1,358	248	263	270	276	1,057
Silver equivalent ounces	195,598	210,171	205,350	211,128	822,247	155,263	164,262	172,550	169,161	661,236
Silver payable ounces	129,803	118,647	111,923	114,303	474,676	100,852	109,359	94,163	99,543	403,917
Average ore grade
Silver (g/t)	485	441	446	459	458	481	492	503	542	504
Gold (g/t)	0.46	0.58	0.76	0.63	0.61	0.46	0.40	0.59	0.56	0.50
Lead (%)	2.78	2.81	3.39	3.20	3.04	2.99	2.95	3.23	3.30	3.12
Zinc (%)	3.64	3.72	4.22	3.91	3.87	3.78	3.84	3.94	4.47	4.00
Metal recoveries
Silver	91.5%	90.2%	92.4%	91.8%	91.5%	91.6%	91.2%	88.8%	87.5%	89.7%
Gold	81.5%	82.3%	82.9%	72.8%	79.8%	83.9%	79.8%	83.8%	84.1%	83.0%
Lead	92.7%	94.0%	95.4%	93.2%	93.9%	94.5%	93.0%	92.0%	92.5%	92.9%
Zinc	91.8%	92.0%	92.2%	90.5%	91.6%	90.4%	89.3%	87.4%	85.1%	87.9%

Concentrate grades
Lead
Silver (g/t)	8,656	8,355	7,347	7,874	8,038	8,786	8,971	8,207	8,707	8,655
Gold (g/t)	5.83	8.87	9.63	7.40	7.98	6.93	5.68	8.08	7.59	7.10
Lead (%)	52.70	57.79	61.01	57.87	57.47	58.64	57.16	57.00	58.62	57.83
Zinc (%)	7.60	9.12	8.47	9.19	8.62	9.24	10.14	9.71	9.81	9.73

Zinc
Silver (g/t)	656	438	491	486	515	447	449	483	470	463
Gold (g/t)	1.68	1.51	1.98	1.58	1.69	1.01	0.96	1.43	1.35	1.20
Lead (%)	1.77	0.96	1.07	1.56	1.33	0.91	0.74	0.94	0.79	0.85
Zinc (%)	51.14	53.87	53.90	52.57	52.91	55.41	54.78	53.14	55.29	54.63

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Plant performance remained solid with metal recoveries of 91.5% for silver, 81.5% for gold, 92.7% for lead and 91.8% for zinc. In addition to processing 9,081 tonnes from the Company’s mines, 3,650 tonnes were custom milled for a local miner, thereby increasing revenue and reducing unit costs. Several modifications were made at the end of 2010, including additional new flotation cells for the zinc and lead concentrate circuits, which will enable plant throughput to be increased in 2011 by 22%, from 180 to 220 tonnes per day.

Metal production for the year was 515,101 oz Ag, 597 oz Au, 1,092 tonnes Pb, and 1,358 tonnes Zn, or 822,247 Ag eq oz, which represents a 24% increase over 2009. Plant throughput, at 38,280 tonnes, was up 27%, and plant metal recoveries, at 91.5% for silver, 79.8% for gold, 93.9% for lead and 91.6% for zinc were all records except for gold. Ore grades were generally lower with silver, lead and zinc being down by 9%, 3% and 3%, respectively.

Mine development continued to extend known areas and provide access to new mining areas. Mining of the San Gregorio and El Rosario veins progressed well, contributing almost 40% of the silver production. Ramp development at Argentina continued and is now fully mechanized with an electric-hydraulic drill jumbo, a new 2-yard underground loader and a 7-tonne capacity haulage truck. Access to the third level of the Argentina mine is expected in the second quarter of 2011.

The surface exploratory drilling program, completed in the third quarter of 2010, was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa and Cantarranas (Hormiguera mine) veins as well as enable new production to be added from other veins where no mining is currently taking place. Drilling on the La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. The program also returned several significant intercepts from other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein).

In addition, mine development on the Cantarranas vein at the Hormiguera mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead, and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

Mineral resource estimations were completed on all viable areas with the completion of the surface drilling and reported in March 2011. Added mineral resources will play an important role in the Company’s plans to increase production at Topia by 20% per year from 2010 to 2012.

Cost per ounce for the fourth quarter 2010 was US$11.02, a 30% increase from US$8.45 in the fourth quarter 2009. Cost per ounce for the year ended December 31, 2010 was US$9.06, representing a 17% increase from US$7.76 for the year ended December 31, 2009. The year to date cash cost per ounce of silver of US$9.06 is above the estimate for the year of US$7.00 and US$7.50 primarily due to lower ore grades and higher mining costs, as the mine requires additional development and stope preparation to continue to expand production. General inflation, including increased power costs, also contributed to higher costs.

	2010 Q4	2010 YTD	2009 Q4	2009 YTD
Direct cash production costs	$2,200	$7,203	$1,403	$4,975
Smelter and transportation	430	1,545	329	1,345
Total cash cost	$2,630	$8,748	$1,732	$6,320
By-product credits (1)	(1,183)	(4,330)	(832)	(2,740)
CAD Cash operating costs	$1,447	$4,417	$900	$3,580
USD Cash operating costs	$1,430	$4,301	$852	$3,136
Payable Silver Production	129,803	474,676	100,852	403,917
USD Cash cost per ounce of silver	$11.02	$9.06	$8.45	$7.76

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

RESOURCES UPDATE

Guanajuato Mine

San Ignacio

The surface drilling program at the San Ignacio mine property in Guanajuato commenced during the third quarter of 2010. The property is located approximately 5 kilometres west-northwest of the city of Guanajuato, where the Company operates its flagship Guanajuato mine. The property was part of the package purchased by Great Panther in 2005 but due to the Company’s focus on the main mine complex, it had not conducted any work at San Ignacio until 2010. The past-producing San Ignacio mine was put on care-and-maintenance by the previous owners in 2001 due to low metal prices but the infrastructure is still intact.

The San Ignacio mine property covers part of the La Luz vein district, which is parallel to, and west of, the principal Veta Madre structure that hosts the main Guanajuato mines. The La Luz district marks the site of the first discovery of silver in the area in the year 1548, which led to the discovery of the Veta Madre silver-gold deposits in 1550. It comprises a swarm of generally north-northwest striking, west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate eight-kilometre long trend.

The Company’s San Ignacio mine property covers approximately 4 kilometres of strike length on the La Luz vein system and is contiguous with Endeavour Silver’s Bolanitos mine property that is currently in production. The San Ignacio mine exploited only about 500 metres of strike length along one of the three known structures on the property and there is no record of any previous exploration elsewhere on the claim block. Production records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from this small portion of the property at an average rate of approximately 85 tonnes per day. This is similar to the grade that was mined at Guanajuato prior to the Company’s purchase of the mines in 2005 but the Company has more than doubled this grade since then with increased grade control and improved mining methods. As there is no processing facility at San Ignacio, ore was trucked to the Cata plant in the main mine complex in Guanajuato, approximately 20 kilometres by road.

A program of geological mapping and rock sampling completed in 2010 by the Company indicates that the three known structures on the San Ignacio property are up to 4 kilometres long and contain irregular silica breccia “veins” hosting gold and silver mineralization. The results from the surface program were sufficiently encouraging that the Company undertook a short Phase I drill program in Q4 2010 to test the Melladito and Nombre de Dios vein structures at depth. This program was successful in making what the Company considers to be a new discovery of significant silver-gold mineralization.

The Phase I drill program was continued into Q1 2011 with an additional 4 holes while permitting for Phase II was underway. The eight holes drilled have delineated a package of multiple parallel quartz veins, breccias and stockwork zones that carry sufficient grades as to be potentially economic, based upon Great Panther’s experience at its neighbouring Guanajuato Mine Complex. The veins have been drilled over a strike length of more than 150 metres and for a vertical depth of more than 300 metres.

The Phase II permit has now been received and a contract for approximately 6,700 metres in 18 holes has been granted to BDW Drilling. The Company is compiling drill data in order to estimate a preliminary resource and has started the permit application process, including preparation of an Environmental Impact Assessment, in anticipation of a positive decision to establish a mine portal and drive a decline ramp from surface to access the veins for underground mining. During the course of development, any ore from the San Ignacio Mine property will be trucked to Great Panther Silver’s Guanajuato Plant for processing, where the capacity currently exists to double ore throughput.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Cata Clavo, Los Pozos and Santa Margarita

In December 2010, Roscoe Postle Associates (“RPA”), of Vancouver, B.C., completed a NI 43-101 compliant mineral resource/reserve estimate on the Cata Clavo, Los Pozos and Santa Margarita zones at the Guanajuato mine. The new Measured and Indicated mineral resource contains 5,450,000 ounces silver equivalent. Inferred mineral resources are estimated at 2,678,000 ounces silver equivalent. The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato mine and is a positive step in confirming the long-term viability of this historic operation.

The new resource base represents a 53% increase over the previous resource estimate in 2009, which was just for the Cata Clavo, even after deducting the production from that zone over the last year and a half. This demonstrates the Company’s ability to not only replace what is being mined, but to increase the resource base and extend the mine life with additional drilling. There were no compliant resources at Guanajuato when Great Panther purchased the property in 2005 and most of the more than 4,500,000 Ag eq oz that the Company has mined from Guanajuato since 2006 has come from non-compliant resources.

Mining of the three zones, Cata, Los Pozos and Santa Margarita currently accounts for most of the Guanajuato metal production. Resource drilling is ongoing to delineate new resources and reserves on the upper and depth extensions of Los Pozos and the southeast strike extension of Santa Margarita but also includes Guanajuatito, Valenciana, San Telesforo, and the depth extensions of the Rayas Clavo, none of which are included in this resource estimation but will be included in the 2011 update. In addition, drilling of the very promising San Ignacio project will continue through 2011 and will make a significant contribution to future resources for the Guanajuato mine. As such, the resource base will continue to build at Guanajuato and it is the Company’s objective to delineate approximately 25-30 million Ag eq oz by the end of 2012.

Silver equivalent values were applied to computer generated block models in order to define the mineral resource. The mineral reserve cut-off value of 185g/t (6.0 oz/t) silver equivalent is the metal content contained in one tonne of ore for which the net revenue (net of smelter and refining costs) is equal to the average full operating costs to mine and process one tonne of ore. RPA used medium term projected metal prices of US$17.67/oz Ag and US$1,150/oz Au (relative price ratio of 65 gold to 1 silver), 2010 concentrate sales contract terms, and typical plant performance metal recoveries and concentrate grades to calculate the net value. Total operating costs at Guanajuato, including mining, milling, and general and administration costs, are currently US$85/tonne. Experience gained from mining the veins by the cut-and-fill mining method and the upward trend in metal prices, determined that the appropriate cut-off value for defining mineral resources at Guanajuato be set at 136g/t (4.3oz/t) silver equivalent. The use of a lower cut-off for resources reflects the less stringent guidelines for resources versus reserves.

Based upon these parameters, the Measured and Indicated mineral resource contains 5,450,000 Ag eq oz including 2,495,000 Ag eq oz in the Measured category and 2,956,000 Ag eq oz in the Indicated category. Inferred resources are estimated at 2,678,000 Ag eq oz. Of the Measured and Indicated mineral resource, 4,372,000 Ag eq oz is classified as Proven and Probable mineral reserve, using a cut-off of 185g/t silver equivalent. The Proven mineral reserve is estimated at 1,935,000 Ag eq oz, while the Probable mineral reserve is estimated at 2,438,000 Ag eq oz. Breakdowns for silver and gold can be found in the tables below.

Measured, indicated and inferred mineral resources in the three areas were estimated by Dave Rennie, P.Eng, a Principal Geologist for RPA, and the proven and probable mineral reserves were estimated by R. Dennis Bergen, P. Eng, Associate Principal Mining Engineer for RPA. Both are independent of Great Panther as per the criteria set out in NI 43-101. The mineral reserves and mineral resources estimates are tabulated below:

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

October 31, 2010 Proven Mineral Reserves

	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata – Madre	44.0	1.28	1,800	344	486,000	603,000
Cata – Alto 1	30.5	2.21	2,170	296	290,000	431,000
Pozos	65.4	1.29	2,720	309	650,000	827,000
Santa Margarita BX	7.3	4.47	1,050	21	5,000	73,000
Total Proven	147.0	1.64	7,740	303	1,431,000	1,935,000

October 31, 2010 Probable Mineral Reserves

	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata – Madre	2.1	0.91	60	187	13,000	17,000
Cata – Alto 1	21.6	1.02	710	225	156,000	202,000
Cata – Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata – Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	68.6	1.03	2,280	262	577,000	725,000
Santa Margarita BX	30.4	6.69	6,540	15	15,000	441,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Probable	173.2	2.66	14,790	265	1,475,000	2,438,000
Total Proven & Probable	320.20	2.19	22,530	282	2,906,000	4,372,000

October 31, 2010 Proven & Probable Mineral Reserves

	Tonnage	Au	Au	Ag	Ag	Ag Eq
Zone	Kt	g/t	oz	g/t	oz	(oz)
Cata – Madre	46.1	1.25	1,860	337	499,000	620,000
Cata – Alto 1	52.1	1.72	2,880	266	446,000	633,000
Cata – Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata – Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	134.0	1.16	5,000	285	1,227,000	1,552,000
Santa Margarita BX	37.7	6.26	7,590	17	20,000	514,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 185 g/t AgEQ.
3.	Mineral Reserves are estimated using an average gold price of US$1150 per ounce and an average silver price of US$17.67 per ounce.
4.	The minimum mining width is 1.5 metres.
5.	Bulk density is 2.65 t/m3.
6.	Numbers may not add due to rounding.

Zone		Au g/t	Ag g/t
Cata/Alto dilution	20%	0.30	80
Cata extraction	80%
Alto extraction	85%
Pozos dilution	15%	0.30	80
Pozos extraction	85%
Santa Margarita dilution	20%	1.00	10
Santa Margarita extraction	90%

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

October 31, 2010 Measured Mineral Resource

Zone	Volume (K m3)	Density (t/m3)	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Cata	34.7	2.65	91.9	1.71	5,050	338	999,000	1,330,000
Los Pozos	32.7	2.65	86.7	1.27	3,540	303	844,000	1,070,000
Santa Margarita	3.47	2.65	9.2	4.43	1,310	22	6,520	92,000
Total	70.8	2.65	188	1.64	9,910	306	1,850,000	2,495,000

October 31, 2010 Indicated Mineral Resource

Zone	Volume (K m3)	Density (t/m3)	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Cata	26.3	2.65	211	2.55	4,150	474	1,060,000	1,330,000
Los Pozos	34.7	2.65	91.8	0.98	2,900	252	743,000	932,000
Santa Margarita	18.8	2.65	49.8	6.42	10,300	18.9	30,300	701,000
Total	79.7	2.65	211	2.55	17,300	270	1,830,000	2,956,000

October 31, 2010 Measured and Indicated Mineral Resource

Zone	Volume (K m3)	Density (t/m3)	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Cata	60.9	2.65	161	1.77	9,210	397	2,060,000	2,660,000
Los Pozos	67.4	2.65	178	1.12	6,440	277	1,590,000	2,010,000
Santa Margarita	22.2	2.65	59	6.11	11,600	19.4	36,800	792,000
Total	150.5	2.65	399	2.12	27,200	287	3,680,000	5,450,000

October 31, 2010 Inferred Mineral Resource

Zone	Volume (K m3)	Density (t/m3)	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Cata
Los Pozos	2.53	2.65	6.7	0.53	113	149	32,200	40,000
Santa Margarita	77.6	2.65	206	4.52	29,900	105	694,000	2,640,000
Total	80.1	2.65	212	4.39	30,000	106	726,000	2,678,000

Both drill core and underground chip samples were assayed independently by SGS at the Company’s Guanajuato mine site laboratory. The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

Guanajuatito Mine

Deep drilling at the Guanajuatito mine at the northwest end of the Guanajuato mine complex led to the discovery of deeper mineralized silver-gold zones. The deep drilling program is being conducted at 25-50 metre intervals from several drill stations on the Guanajuatito mine cross-cut, located on the 100 metre level. The drilling program has been successful in extending silver-gold mineralization below the current level of mining on the 80 metre level, down to the 245 metre level. The new mineralization has been defined over a strike length of approximately 100 metres and for an additional 150 metres vertically.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Using information from mining the upper levels and the new drilling, two mineralized zones are interpreted from the data, the Veta Madre zone and a slightly deeper Footwall zone. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 4.6 metres. Typifying the above observations are Veta Madre intersections for UGG10-008 that intersected 8.52g/t gold and 1,300g/t silver over a true width of 0.61 metres, and UGG10-009 that intersected 0.87g/t gold and 241g/t silver over a true width of 3.59 metres. The best and deepest (245 level) Footwall zone intersection returned 2.77g/t gold and 839g/t silver over a true width of 1.72 metres in UGG10-021.

Drilling is being conducted from drill stations in a hanging wall cross-cut on the 100 metre level. Modeling of the structures is presently being completed and ramp access has intersected the Veta Madre on the 120 metre level. Future plans call for a hanging wall exploration drive sublevel to be driven both northwest and southeast to accommodate additional drill stations at 50 metre intervals to test the mineralized zones in the Guanajuatito mine area from the 100 metre level down to the 390 metre level (approximately 400 metres down dip), and along 500 metres of strike.

The Guanajuatito mine was the first area at Guanajuato to be drilled by Great Panther in 2005 and one of the first to commence mining. While the upper levels (from the +20 metre level down to the 80 metre level) were drilled from surface and subsequently mined out (76,668 tonnes at 254g/t Ag and 1.69g/t Au, for 876,000 Ag eq oz using a 60:1 silver:gold ratio), this zone was never included in any NI 43-101 compliant resource. The new drilling on the deeper levels will, however be brought into the Company’s next resource update later this year.

Topia Mine

During the first three quarters of 2010, the Company completed the 8,815.4 metre (expanded from the initial 6,000 metre) surface drill program on the Topia mine veins. The drilling was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa, and Cantarranas (Hormiguera mine) veins as well as enable new production to be added from veins where no mining is currently taking place. Drilling on the recently acquired La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. There were also several significant intercepts of other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein).

In addition, mine development on the Cantarranas vein at the Hormiguera mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

Recompensa/Oliva

The gold-rich Recompensa vein, along with a footwall “intermediate” zone and the Oliva vein were tested using a “man portable” drill from sites at Recompensa. The drilling focused above the 1212 level and consisted of drill holes ST10-141 to 146. Highlights from the Recompensa vein include ST10-146 which intersected 0.25 metres assaying 229g/t silver, 16.5g/t gold, 1.53% lead, and 7.05% zinc. Some bonanza silver grades were intersected, albeit over narrow widths, including 0.15 metres of the Recompensa vein in ST10-145 which assayed 5,000g/t silver, 2.45g/t gold, 5.43% lead, and 3.12% zinc. Drill holes ST10-141 and 142 were drilled to test the base of the Recompensa vein mineralized horizon and both were drilled too deep and intersected non-economic grades.

The Recompensa vein footwall “intermediate” vein also intersected some excellent grades, with ST10-143 intersecting 0.30 metres assaying 1,230g/t silver, 4.14g/t gold, 5.41% lead, and 7.82% zinc, and ST10-145 intersecting 0.12 metres assaying 6,610g/t silver, 7.88g/t gold, 7.49% lead and 18.2% zinc.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

The Oliva vein (west) was intersected in the drilling at Recompensa and also 400 metres to the east, following up on some detailed surface sampling of old adits and trenches. In the Recompensa area, the Oliva vein is approximately 60 metres into the footwall (north) of Recompensa vein. Due to drilling conditions only two of the six recent drill holes went far enough north to intersect the Oliva vein. A highlight includes ST10-143 which intersected 0.20 metres grading 1,400g/t silver, 0.16g/t gold, 0.73% lead, and 0.03% zinc. From the drilling completed 400 metres east (drill holes ST10-137 and 138), ST10-137 intersected 0.23 metres grading 1,200g/t silver, 1.8g/t gold, 3.62% lead and 7.07% zinc. Further exploration along the three-kilometre long Oliva vein is warranted as it now appears that sulfide rich high grade intersections are found beneath upper near-barren quartz vein (typical of the Oliva vein surface expression). Mine development of the intermediate and Oliva veins from the Recompensa mine is being considered.

Cantarranas

Four additional holes were drilled into the Cantarranas vein, two approximately 40 metres below the Hormiguera production (ST10-154 and 155), and two (ST10-135 and 136) east of a major normal fault located at the east face of the Hormiguera development. The best results for the former holes include 0.40 metres in ST10-155 grading 426g/t silver, 0.28g/t gold, 0.75% lead and 1.27% zinc. The latter two holes were drilled below the base of the epithermal productive horizon with non-economic results. Excellent potential still lies eastward and at higher elevations on the Cantarranas vein, as attested to by the Company’s 2004 drilling and previous mine exploitation. While the above holes were drilled to guide mine development, further exploratory drilling is planned several hundred metres east to test the vein continuity along strike.

San Gregorio/Mina 7

Drilling along the San Gregorio vein was focused on testing the structure between the San Gregorio/Mina 7 mining area and the Durangueno mining area. Surface drill holes ST10-147 and 148 intersected multiple structures including the well mineralized La Higuera vein, five intermediate breccia zones and then the San Gregorio barite-quartz vein structure across approximately 50 metres north to south. The La Higuera intersections, from drill hole ST10-148, include 777g/t silver, 0.09g/t gold, 2.77% lead and 8.61% zinc over 1.20 metres. The intermediate breccia structures in the same hole include 363g/t silver, 0.43g/t gold, 2.09% lead and 9.92% zinc over 0.50 metres and 617g/t silver, 0.19g/t gold, 0.35% lead and 2.24% zinc over 0.35 metres. The San Gregorio structure, although well developed, returned sub-economic grades. These two initial drill holes open up the potential for mine development of the La Higuera vein and the multiple intermediate zones between it and the San Gregorio structure, along 500 to 600 metres of strike.

La Prieta

The recent surface drilling successfully tested the eastern extension of the La Prieta vein structure, as the vein was intersected approximately 300 metres east of the old workings, in drill hole ST10-151, and returned 0.50 metres grading 858g/t silver, 0.89g/t gold, 1.44g/t lead and 2.03% zinc. In fill-in hole ST10-150, the La Prieta vein appears to fork, with the upper intersection assaying 2,400g/t silver, 2.18g/t gold, 1.75% lead and 6.33% zinc across 0.25 metres and the lower intersection returning 565g/t silver, 1.42g/t gold, 0.59% lead and 1.17% zinc over 0.20 metres. As such, the La Prieta vein is open to the east, and may connect with the Australia vein system located approximately two kilometres eastward. These encouraging results will assist in the preparation of a mine plan for the La Prieta structure.

Overall, the surface drilling program at Topia has been extremely successful in providing guidance for increased mine development and in demonstrating the continuity of silver-gold-lead-zinc mineralization that will make a significant addition to the resource base and extend the mine life at Topia.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

March 2011 Resource Update

On March 7, 2011, the Company announced that Roscoe Postle Associates Inc. (“RPA”) delivered an update to the ongoing mineral resource development at the Topia mine. The 2011 RPA mineral resource estimate comprised Measured and Indicated mineral resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, RPA estimates 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate.

The significant increase in our resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine. Considering there were no compliant resources when the Company bought the Topia mine, Great Panther has consistently increased the resource base with every drill program, while increasing production at the same time.

The 2011 RPA mineral resource estimate provides updates for the Argentina vein (Argentina Mine), plus new mineral resource estimates for the Don Benito (north and south veins in the 1522 and Crucero 9N Mines), Recompensa (Recompensa and Rincon Mines), Cantarranas (Hormiguera Mine), San Jorge (San Miguel Mine), San Gregorio (San Gregorio, Mina 7, and Durangueno Mines), El Rosario and La Prieta veins.

The estimate was based on a minimum NSR value of $US130/tonne (corresponding to the 2010 direct mining and processing costs which are 77% of the total operating costs). This is applicable at Topia since the general and administrative (“G&A”) costs are $US38 / tonne. Current operating costs for the Topia Mine veins are $US130/ tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2011 RPA mineral resource estimate assumed (1) actual concentrate transport, and smelter treatment and refining charges in effect through 2009 and 2010; (2) RPA long term estimates of metal prices as of February 2011, and typical plant recoveries for 2010, in Table 1; and (3) minimum mining width of 0.3 metres. Capping was individually applied to each of the veins making up the summary in Table 1.

This estimate replaces those by Wardrop in 2009 and 2006 for the Argentina and various other veins on the property. The breakdown for the RPA mineral resource estimates on the Topia property is given in Table 1 below. The estimate has increased over that reported in 2009, mainly due to inclusion of new veins that were being explored and mined but were unreported as mineral resource. A direct comparison of the Wardrop and RPA mineral resources is not relevant due to differing metal prices and minimum NSR values, as well as estimating methodologies. However, the overall percentage increase is shown in Table 3 below.

The production rate from the Topia mines is increasing each year and is planned at 36,000 tonnes in 2011. Additionally, there are other mineralized veins that are not included in this resource estimate. By applying reasonable estimates of 50% mining dilution and 80% mining recovery, management expects the current resources to support a mine life of at least fifteen years. It is anticipated that, with additional drilling, the resource will continue to increase. This “rolling resource” is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

While most of the current resource base came from Great Panther Silver’s diamond drilling and underground development, the resources estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles’ sampling, on levels that are planned for access later in 2011 and 2012 and are still intact. The majority of Great Panther’s mining to date has come from new mine development on veins reported in these estimates. There is lesser production from other veins that are not included in this update and these may be estimated in future resource updates. The new total contained metal for the mineral resource categories is shown in Table 2 below.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Table 1. 2011 Summary Mineral Resource Update:
Topia Mineral Resources – December 31, 2010

Class	Tonnage (t)	Au (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured	58,000	825	1.67	7.57	4.97
Indicated	113,000	883	1.50	7.50	4.06
M & I	171,000	864	1.56	7.53	4.37
Inferred	285,000	868	1.50	6.50	3.70

	Metal Prices (RPA 2011)	Recoveries (Plant 2010)
Au	US$1,200/oz	80.00%
Ag	US$21.00/oz	92.00%
Pb	US$1.00/lb	94.00%
Zn	US$1.10/lb	92.00%

Table 2. Contained metal (all veins):

Category	Tonnes	Ag oz	Au oz	Pb lb	Zn lb	Ag eq oz
M & I Resources	171,000	4,738,000	8,550	28,314,000	16,437,000	7,436,000
Inferred Resources	285,000	7,953,000	13,560	41,092,000	23,373,000	11,909,000

The addition of multiple other veins into the 2011 RPA mineral resource estimate has lead to a substantial increase in silver equivalent ounces from Wardrop’s estimate of 2009, as shown in Table 3.

Table 3. Percentage improvement 2011 over 2009:

Category	RPA 2011 (Ag eq oz)	Wardrop 2009 (Ag eq oz)	Change
M & I Resources	7.44 million	5.46 million	36.30%
Inferred Resources	11.91 million	5.69 million	109.30%

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. Accordingly, the surface drilling is used to determine inferred resources.

Areas of interest for the summer 2011 Topia Mine surface drill program will be the Oliva vein (west portion) and, in the same area, the eastern portion of the Recompensa vein and several intermediate veins of interest noted in the 2010 program. Also, more detailed drilling will take place at La Prieta, which can significantly upgrade the present inferred resource on the La Prieta veins as well as on three other subsidiary veins. Detailed drilling on the Higueras vein, along with strike extensions of the San Gregorio and El Rosario veins will continue to grow the Topia Mine mineral resources. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings and will be drill tested this summer.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

SELECTED ANNUAL INFORMATION

	2010	2009	2008
Revenue	$42,206	$31,732	$22,445
Cost of Sales (excluding amortization and depletion)	21,161	16,768	18,144
Earnings from mining operations (1)	18,683	11,470	118
Income (loss) before provision for income taxes	3,233	(199)	(14,937)
Income (loss) for the year	4,970	(867)	(13,761)
Earnings (loss) per share, basic	0.04	(0.01)	(0.17)
Earnings (loss) per share, diluted	0.04	(0.01)	(0.17)
Adjusted EBITDA (2)	7,450	6,976	(7,889)
Cash and cash equivalents	13,967	13,312	606
Working capital	18,736	18,152	1,320
Total assets	45,585	37,174	22,311
Total liabilities	10,031	10,318	12,493
Total long term liabilities	721	6,231	7,590

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales less amortization and depletion. Refer to the “Non-GAAP Measures” section.

(2)

“Adjusted EBITDA” is a non-GAAP measure in which EBITDA (earnings before interest expense, taxes, and depreciation and amortization), also a non-GAAP measure, is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of EBITDA and adjusted EBITDA to the financial statements.

RESULTS OF OPERATIONS

The Company earned revenue of $13.8 million for the three months ended December 31, 2010 compared to $9.9 million for the same period in 2009. This 40% increase in revenue is mainly due to increased metal prices. Fourth quarter metal production totaled 565,660 Ag eq oz including 385,022 ounces silver, 1,943 ounces gold, 234 tonnes lead and 304 tonnes zinc. Compared to the fourth quarter of 2009, silver production was down by 1%, lead and zinc production was up by 14% and 23% respectively, while gold production was down 21%. Total metal output from Guanajuato was down by 21% due primarily to lower ore grades while Topia output was up by 26% due to 25% higher throughput. For the three months ended December 31, 2010, gold, silver, lead and zinc prices increased by 24%, 50%, 4% and 5%, respectively, on a year-over-year basis.

Revenue for the year ended December 31, 2010 was $42.2 million, an increase of $10.5 million or 33% as compared to 2009. This increase is primarily a result of higher metal prices and, to a lesser extent, increased production. Total production for the 2010 fiscal year of 2,255,802 Ag eq oz increased by 2% from 2,202,456 Ag eq oz in 2009. Compared to 2009, average gold, silver, lead and zinc prices for the year ended December 31, 2010 increased by 26%, 38%, 25% and 31%, respectively.

Revenue for the year ended December 31, 2009 was $31.7 million, an increase of $9.3 million or 41% as compared to 2008. This increase is primarily a result of higher production and lower smelting and refining costs, which are netted against revenue. Total production for the 2009 fiscal year of 2,202,456 Ag eq oz increased by 22% from 1,809,720 Ag eq oz in 2008. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008 when a new customer contract was negotiated. The full effect of the cost savings is reflected in 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia’s lead concentrate during the first half of 2009. These savings were partially offset by general decreases in metal prices. Compared to 2008, average silver, lead and zinc prices for the year ended December 31, 2009 decreased by 3%, 18%, and 12% while the gold price increased 12%.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican pesos for the year ended December 31, 2010 and 2009 are as follows:

	2010 Q4	2009 Q4	2010	2009
Silver (U.S. $ /oz.)	$28.01	$17.62	$21.26	$14.93
Gold (U.S. $ /oz.)	$1,377.94	$1,105.24	$1,285.73	$996.05
Lead (U.S. $ /lb.)	$1.11	$1.06	$0.96	$0.88
Zinc (U.S. $ /lb.)	$1.05	$1.01	$0.98	$0.90
CAD / USD	1.013	1.056	1.027	1.107
CAD / MXP	0.082	0.081	0.082	0.084

Total plant throughput of the Topia and Guanajuato operations was 48,142 tonnes for the fourth quarter 2010, representing a 2% increase compared to 47,121 tonnes for the fourth quarter 2009 and a 5% increase from the 46,039 tonnes processed in the third quarter 2010. This increase in plant throughput reflects improvements in mine and plant efficiencies and production planning.

New records were established in 2010 for the output of all metals, comprising 1,534,957 ounces silver, 7,216 ounces gold, 1,092 tonnes lead and 1,358 tonnes zinc.

These records come as the Company completes the first year of its three-year organic growth strategy, whereby 2010 saw a strong focus on exploration and development, new equipment purchases and plant upgrades. While these are continuing in 2011, the investments made to date will allow the Company to gradually increase production to meet its stated goal of 3.8 million Ag eq oz by 2012. Guanajuato silver and gold production was largely unchanged year over year, with 1,019,856 oz silver and 6,619 oz gold, for 1,433,555 Ag eq oz, while Topia metal production was up by 24%, with 515,101 oz silver, 597 oz gold, 1,092 tonnes lead and 1,358 tonnes zinc for 822,247 Ag eq oz.

Cost of sales (excluding amortization and depletion) was $6.4 million for the three months ended December 31, 2010, as compared to $4.7 million for the same period in 2009. For the years ended December 31, 2010 and 2009, cost of sales was $21.2 million and $16.8 million, respectively. The year over year increase in cost of sales is primarily due to higher tonnes mined and milled, increased mine development as well as general inflation, including increased power charges.

For the year ended December 31, 2009 and 2008, cost of sales was $16.8 million and $18.1 million, respectively. The Company implemented cost reduction and mine site efficiency measures during the fourth quarter of 2008 which were continued through 2009. As a result, savings were realized from reduced mine operating costs for the full year in fiscal 2009.

Amortization and depletion of mineral properties, plant and equipment for the three and twelve months ended December 31, 2010 was $0.6 million and $2.4 million, respectively, compared to $0.9 million and $3.5 million for the same periods in 2009. The decreases were due to the increase in mine life at both Guanajuato and Topia at March 31, 2010 and December 31, 2010 which had the effect of decreasing the asset retirement obligation and the corresponding asset. The excess of the reduction in the liability over the remaining unamortized asset retirement costs was recognized as a reduction in depreciation expense in 2010.

Amortization and depletion of mineral properties, plant and equipment for the twelve months ended December 31, 2009 was $3.6 million compared to $4.3 million for the same periods in 2008. The year over year decrease was due to the extension of Topia’s mine life from a remaining three years to seven years at the end of 2008.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

The Company incurred mineral property exploration expenditures of $2.0 million and $7.1 million for the three and twelve months ended December 31, 2010, respectively, compared to $0.4 million and $1.6 million for the corresponding periods in 2009. In the early part of 2009, exploration expenditures were low due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. In the fourth quarter of 2009, the Company began exploratory drilling at both Guanajuato and Topia as the three-year growth strategy commenced.

Mineral property exploration expenditures of $7.1 million in 2010 were higher than the Company’s anticipated spending of $6.3 million. This was mainly due to the expansion of the planned Topia surface drilling program.

The Company incurred mineral property exploration expenditures of $1.6 million for the twelve months ended December 31, 2009, compared to $6.3 million for the corresponding period in 2008. The significant year over year decrease in mineral property exploration expenditures was due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter 2008. Exploratory drilling resumed at both Guanajuato and Topia during the third and fourth quarters of 2009.

General and administrative expenses were $2.0 million and $5.9 million for the three and twelve months ended December 31, 2010, respectively, compared to $1.9 million and $5.8 million for the same periods in 2009. This increase was primarily due to costs incurred relating to investor relations, including the addition of a new vice president of corporate development, and increased business development activities. The Company plans to spend $6.5 million in general and administrative expenses in 2011. This increase is primarily due to expanded marketing activities planned for the United States and Europe in 2011.

For the years ended December 31, 2009 and 2008, general and administrative expenses totaled $5.8 million and $6.0 million, respectively. The $0.2 million year over year decrease was mainly due to $0.5 million of non-recurring costs incurred in 2008 relating to Value-Added Tax (“VAT”) recovery fees, a provision for potentially uncollectible VAT and a true-up of 2007 audit fees. These savings were partially offset by the payment of bonuses in the fourth quarter of 2009.

For the three months ended December 31, 2010, the Company incurred stock-based compensation expense of $0.6 million related to the granting of 240,000 incentive stock options to employees at an exercise price of $1.15 and 415,000 incentive stock options to employees and a consultant at an exercise price of $1.90. During the year ended December 31, 2010, the Company incurred $0.9 million in stock-based compensation expense which includes the incentive stock options mentioned above as well as granting of 670,000 incentive stock options to employees during the third quarter of 2010. For the three and twelve months ended December 31, 2009, the Company recorded $0.4 million and $2.4 million in stock-based compensation expense.

For the years ended December 31, 2009 and 2008, stock-based compensation expense was $2.4 million and $1.6 million, respectively. The year over year increase was primarily due to 6,417,700 more incentive stock options were granted in 2009 than in 2008. The weighted average fair value of options granted during 2009 was $0.28 compared to $0.32 in 2008.

During the third quarter of 2009, the Company repaid its $2.02 million, 8% per annum, unsecured convertible loan note by issuing 3,740,741 common shares at $0.54 per share. This transaction resulted in $0.05 million being charged as debt settlement expense to the income statement and $1.6 million being recorded against retained earnings for settlement of the convertible debt. There was no convertible loan notes repayment during 2010.

The Company recorded a foreign exchange loss of $1.0 million and $0.4 million for the fourth quarter and year ended December 31, 2010, respectively, compared to a foreign exchange gain of $0.2 million and a foreign exchange loss of $0.4 million, respectively, for the same periods in 2009. Year over year results are not comparable as on January 1, 2010, the Company changed its method of translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis. Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized. See “Changes in Accounting Policies” section.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

The Company recorded a foreign exchange loss of $0.4 million for the fiscal year 2009 compared to a foreign exchange gain of $0.1 million in the fiscal year 2008. The foreign exchange loss for the fiscal year 2009 is mainly a result of the general appreciation of the Canadian dollar against both the United States dollar and the Mexican peso, whereas the Canadian dollar weakened against both currencies in 2008.

The Company recorded an income tax expense of $0.01 million and a recovery of income taxes of $1.7 million for the three and twelve months ended December 31, 2010, respectively. This compares to a provision for income taxes of $0.4 million and $0.7 million for the same periods in 2009. The $1.7 million recovery for 2010 was primarily due to the reversal of the Company’s $1.9 million future income tax liability during the second quarter of 2010 which was a result of the completion of tax planning that allows for the utilization of prior years’ Mexican tax losses.

For the year ended December 31, 2009, the Company recorded an income tax provision of $0.7 million compared to an income tax recovery of $1.2 million in the same period in 2008.

During the period ended December 31, 2010, the Company entered into a put and call option contract for 500 metric tonnes of zinc with a contract period from July 2010 to December 2010 and a put and call option contract for 500 metric tonnes of lead over ten monthly contract periods from December 2010 to October 2011. The Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting period with any gains or losses recognized in net income in the period in which it arises. As at December 31, 2010, the Company settled the entire zinc put and call option contract realizing a loss of $0.1 million and recorded a mark-to-market unrealized loss of $0.02 million related to the lead put and call option contract. Consequently, during the three and twelve months ended December 31, 2010, the Company recorded a net mark-to-market loss of $0.02 million and $0.1 million, respectively, compared to $nil in both periods in 2009.

Net income for the three and twelve months ended December 31, 2010 was $0.8 million and $5.0 million compared to net income of $1.0 million and a net loss of $0.9 million for the same periods in 2009. The increase in 2010 net income of $5.8 million was mainly due to the $7.2 million increase in earnings from mining operations, $1.5 million decrease in stock-based compensation expense and the non-cash reversal of the $1.9 million future income tax provision. The increase in net income is partially offset by the $5.5 million increase in mineral property exploration expenditures.

For the year ended December 31, 2009, the Company has a net loss of $0.9 million compared to a net loss of $13.8 million for the year ended December 31, 2008. On a year over year basis, earnings from mining operations improved by $11.4 million during 2009, which was a result of the Company’s efforts to implement mine site efficiencies, increase production, and improve grades. The Company realized $4.7 million in year over year savings as a result of scaling down its exploration program in response to poor economic conditions in the latter half of 2008 and into the first part of 2009.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (refer to “EBITDA and Adjusted EBITDA” in the “Non-GAAP Measures” section below) was $1.7 million and $6.6 million for the three months and year ended December 31, 2010. Adjusted EBITDA was $2.3 million for the fourth quarter and $7.4 million for the fiscal year 2010, compared to the $3.0 million and $7.0 million reported for the three months and year ended December 31, 2009. The increase was primarily a result of increased earnings from mining operations, partially offset by increased mineral exploration expenditures as the Company progressed with its three-year growth strategy.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

SUMMARY OF QUARTERLY RESULTS

	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Revenue	$13,809	$11,165	$9,317	$7,915	$9,850	$8,886	$6,722	$6,274
Cost of sales (excluding amortization and depletion)	6,360	5,367	5,030	4,405	4,698	4,637	3,732	3,700
Earnings from mining operations (1)	6,805	5,020	3,641	3,217	4,248	3,371	2,114	1,737
Income (loss) for the period	782	1,253	1,605	1,331	1,037	(114)	(200)	(1,590)
Basic earnings (loss) per share	0.01	0.01	0.01	0.01	0.01	(0.00)	(0.00)	(0.02)
Diluted earnings (loss) per share	0.01	0.01	0.01	0.01	0.01	(0.00)	(0.00)	(0.02)
Adjusted EBITDA (2)	2,314	2,549	679	1,909	3,037	1,857	1,118	964
Cash and cash equivalents	13,967	9,364	10,883	9,250	13,312	2,908	2,140	1,985
Working capital	18,736	13,200	17,070	17,518	18,153	4,844	1,509	1,063

(1)	Earnings from mining operations are defined as revenues less cost of sales less amortization and depletion.

(2)

“Adjusted EBITDA” is a non-GAAP measure in which EBITDA (earnings before interest expense, taxes, and depreciation and amortization), also a non-GAAP measure, is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of EBITDA and adjusted EBITDA to the financial statements.

Quarterly Trends

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter. Fluctuations in foreign currency, specifically the Mexican peso and US dollar vis-à-vis the Canadian dollar can also result in considerable variances in foreign exchange gains/losses.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Consolidated Statement of Operations.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

	Guanajuato		Topia		Consolidated
	2010 Q4	2009 Q4	2010 Q4	2009 Q4	2010 Q4	2009 Q4
CAD Cost of sales	$3,922	$3,134	$2,438	$1,565	$6,360	$4,698
Smelting and refining	435	196	435	344	870	540
CAD Gross by-product revenue (1)	(2,653)	(2,389)	(1,307)	(926)	(3,960)	(3,314)
Cost of custom milling	–	–	(119)	(83)	(119)	(83)
CAD Cash operating costs	$1,704	$941	$1,447	$900	$3,151	$1,841
USD Cash operating costs	$1,681	$891	$1,430	$852	$3,111	$1,743
Payable Silver Production	240,137	262,430	129,803	100,852	369,940	363,282
USD Cash cost per ounce of silver	$7.00	$3.40	$11.02	$8.45	$8.41	$4.80

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

	Guanajuato		Topia		Consolidated
	2010 YTD	2009 YTD	2010 YTD	2009 YTD	2010 YTD	2009 YTD
CAD Cost of sales	$13,226	$11,101	$7,935	$5,667	$21,161	$16,768
Smelting and refining	1,189	780	1,617	1,620	2,806	2,400
CAD Gross by-product revenue (1)	(7,920)	(6,691)	(4,798)	(3,304)	(12,718)	(9,995)
Cost of custom milling	–	–	(337)	(403)	(337)	(403)
CAD Cash operating costs	$6,495	$5,190	$4,417	$3,580	$10,912	$8,770
USD Cash operating costs	$6,308	$4,550	$4,301	$3,136	$10,609	$7,686
Payable Silver Production	954,082	972,846	474,676	403,917	1,428,758	1,376,763
USD Cash cost per ounce of silver	$6.61	$4.68	$9.06	$7.76	$7.43	$5.58

Earnings From Mining Operations

Earnings from mining operations are defined as revenues less cost of sales less amortization and depletion.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

The Company has also made an entity-specific adjustment to EBITDA to add back the non-recurring, non-cash charge of $51 relating to the settlement of its $2.02 million, 8% per annum unsecured convertible note in the third quarter of 2009.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the 2010 and 2009 financial statements:

	2010 Q4	2010 YTD	2009 Q4	2009 YTD
Income (loss) for the period	$782	$4,970	$1,037	$(867)
Provision (recovery) of income taxes	9	(1,737)	432	668
Interest expense	283	934	218	1,169
Amortization and depletion of mineral properties, plant and equipment	659	2,414	915	3,577
EBITDA	1,733	6,581	2,602	4,547
Stock-based compensation	581	869	435	2,378
Debt settlement expense	–	–	–	51
Adjusted EBITDA	$2,314	$7,450	$3,037	$6,976

These non-GAAP measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2010, the Company had working capital of $18.7 million and cash and cash equivalents of $14.0 million compared to working capital of $18.2 million and cash and cash equivalents of $13.3 million at December 31, 2009. This increase in liquidity in 2010 resulted from a $2.9 million increase in cash generated by operating activities to $4.2 million in 2010 from $1.3 million in 2009. The Company also generated cash flow of $5.9 million in 2010 from the exercise of options and warrants compared to $1.2 million in 2009. These inflows were partially offset by capital expenditures of $8.0 million in 2010 compared to $1.8 million in 2009.

Great Panther plans to produce 2.9 million Ag eq oz in 2011 and invest $23.8 million in capital expenditures, including $10.4 million in mineral property exploration expenditures. These investments in 2011 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

On July 22, 2010, the Company entered into a zinc put and call option contract (the “Zinc Contract”) for 500 metric tonnes with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne was US$1,800 and US$1,975, respectively. Under the terms of the Zinc Contract, the Company received the prevailing market zinc price while within the price range. When the market price was outside the price range, the Company received a minimum of the floor price or a maximum of the cap price if the market was below the floor price and above the cap price, respectively. Also under the terms of the Zinc Contract, the Company pledged $104 (US$100) as cash collateral. Accordingly, this amount was classified as restricted cash. As at December 31, 2010, the cash collateral from the Zinc Contract is $50 (US$50) and the liability under the Zinc Contract is $30. The contract settled in early January 2011.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

On November 3, 2010, the Company entered into a lead put and call option contract (the “Lead Contract”) for a total of 500 metric tonnes which are settled equally over ten monthly contract periods from December 2010 to September 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Lead Contract, the Company will receive the prevailing market lead price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Lead Contract, the Company pledged $101 (US$100) as cash collateral. Accordingly, this amount was also classified as restricted cash. As at December 31, 2010, the cash collateral from the Lead Contract is $101 (US$100) and the liability under the Lead Contract is $23.

On March 8, 2011, the Company paid off $4.05 million in two outstanding $2.025 million principal amount 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share.

At the date of this MD&A, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments other than those described above, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

For the year ended December 31, 2010, cash flow provided by operating activities was $4.2 million. This compares to cash flow provided by operating activities of $1.3 million in 2009. The year over year improvement was largely attributable to higher revenue from increased metal prices and partially offset by an increase in amounts receivable due to an increase in the number of unsettled shipments and higher metal prices at the end of December 2010 compared to December 2009. As at February 28, 2011, 67% of the trade receivable balance has been collected.

Before changes in non-cash working capital, the Company generated $7.2 million in operating cash flow during the year ended December 31, 2010, compared to $6.5 million during the same period in 2009. This year over year improvement is largely attributable to higher revenue from increased metal prices, partially offset by increased spending on mineral property exploration.

For the year ended December 31, 2009, cash flow provided by operating activities was $1.3 million. This compares to cash flow used in operating activities of $3.3 million in 2008. Before changes in non-cash working capital, the Company generated $6.4 million in operating cash flow during 2009, compared to cash out flow of $7.4 million in 2008. The year over year improvement is largely attributable to higher revenue from increased production, savings from mine site efficiencies, reduced smelting costs, reduced exploration and general and administrative expenses.

Investing Activities

For the year ended December 31, 2010, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $8.0 million compared to $1.8 million in 2009. In addition, the Company also purchased $1.1 million of mine equipment through two promissory notes and two capital leases during 2010. These capital expenditures are part of the three-year growth strategy which commenced in the fourth quarter of 2009.

For the year ended December 31, 2009, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $1.8 million compared to $1.8 million in 2008. The Company also had $0.7 million of non-cash investing activities through a capital lease and promissory note in 2009, compared to $0.8 million of capital lease in 2008. Great Panther significantly curtailed capital expenditures beginning mid-2008 as the economy worsened. The Company started incurring capital expenditures in the fourth quarter 2009 as the three-year growth strategy commenced.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

The Company plans to invest $23.8 million in capital expenditures in 2011. This includes $10.4 million of mineral property exploration expenditures, of which $2.8 million relates to the San Ignacio drilling program. Equipment and plant purchases and betterments of $7.7 million and $1.3 million, respectively, are planned for 2011.

Financing Activities

Cash flow provided by financing activities was $4.7 million for the year ended December 31, 2010 compared to $13.2 million in the comparative period in 2009. There were no equity financings during 2010 compared to two financings completed in 2009 for net proceeds of $12.2 million.

For the year ended December 31, 2010, the Company received proceeds from the exercise of options and warrants totaling $5.9 million compared to $1.3 million for the same period in 2009. These proceeds were partially offset by a $1.2 million repayment of the Company’s capital lease obligations and promissory notes during the year ended December 31, 2010 compared to $0.4 million during the year ended December 31, 2009.

Cash flows from financing activities were $13.2 million during 2009 compared to $0.3 million in 2008. Proceeds received from equity financings and the exercise of warrants and options totaling $13.5 million were partially offset by a $0.4 million repayment of a capital lease obligation.

On March 8, 2011, the Company paid off $4.05 million in two outstanding $2.025 million principal amount 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share. Accrued interest outstanding will be paid in cash.

Subsequent to December 31, 2010, the Company received proceeds of $1.1 million on the exercise of 1,810,500 options and $0.9 million on the exercise of 999,900 warrants.

Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2010:

	Within 1 year	1-3 years	4-5 years	After 5 years	Total
Long Term Debt (1)	$4,610	$78	$-	$-	$4,688
Capital Lease Obligations	401	132	-	-	533
Operating Leases	148	243	-	-	391
Purchase Obligations (2)	5,129	-	-	-	5,129
Other Long Term Obligations (3)	-	-	903	1,817	2,720
	$10,288	$453	$903	$1,817	$13,461

(1)	Long term debt includes convertible loan notes, which may be converted into common shares of the Company at the holders’ option at any time, and promissory notes.

(2)	Purchase obligations include commitments for consulting, laboratory, drilling, maintenance and equipment purchases.

(3)

Other long term obligations include the discounted cost estimate to settle the Company’s reclamation costs of the Guanajuato mine and Topia mines, which include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

2011 OUTLOOK

Great Panther’s three-year strategy to accelerate production to 3.8 million Ag eq oz by 2012 is now commencing its second year. New equipment has been delivered to the mines, new production areas are being added, plant performance continues to excel, plant capacity is being increased, resources have been increased and reserves defined, and exploration drill programs have made significant new discoveries of high grade mineralization.

The combined production target for 2011 has been set at 2.87 million Ag eq oz, consisting of 1.94 million oz silver, 11,200 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc. Silver equivalents for 2011 have been established using prices of US$1,200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.

Production from Guanajuato is planned to increase steadily throughout 2011 as output from the Los Pozos and Santa Margarita areas reach full capacity, Cata production returns to previous levels, and new production is added from the Guanajuatito area. Plant throughput is estimated to be 200,000 tonnes at grades of 240g/t silver and 1.80g/t gold for metal production of 1.38 million oz silver and 10,400 oz gold, equivalent to 2.00 million Ag eq oz.

Output from Topia is estimated to increase as new mine production is added as a result of development on existing and new veins and plant capacity is increased. Plant throughput is estimated to be 40,000 tonnes with metal production of 0.56 million oz silver, 800 oz gold, 1,170 tonnes lead and 1,430 tonnes zinc, equivalent to 0.87 million Ag eq oz.

No production from the new discoveries at the San Ignacio property is included in the 2011 target. However, as resources are estimated and mine plans are developed, it is anticipated that this project will positively impact the plans for 2012. Due to the proximity of San Ignacio to the Company’s main operations at Guanajuato, any ore extracted during the development phase can be trucked to the plant for processing.

Diamond drilling in 2010, from both surface and underground, totaled 30,730 metres at Guanajuato, San Ignacio and Topia. Due to the success of this program in delineating new resources and making new discoveries, the drilling budget for 2011 has been more than doubled to approximately 60,000 metres, including at least 20,000 metres at San Ignacio, and 30,000 metres from underground at Guanajuato. This compares favourably with the 65,000 metres originally proposed for the Company’s overall three-year growth strategy.

Some highlights from the 2011 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	201,000	39,750	240,750
Silver ounces	1,376,000	562,700	1,938,700
Gold ounces	10,400	800	11,200
Lead tonnes	–	1,170	1,170
Zinc tonnes	–	1,430	1,430
Silver equivalent ounces	1,997,000	873,000	2,870,000
Silver head grades (grams/tonne)	240	490
Silver recoveries	88%	90%
Production costs per ounce	US$5.00 - US$6.00	US$10.00 - US$12.50	US$6.50 - US$8.00

Operations produced 1,534,957 silver ounces of which 1,428,758 ounces were payable at a cash operating cost of US$7.43 per oz of silver, net of by-product credits, for the year 2010. As production increases over the next two years, unit costs will generally reduce due to efficiencies and the positive influence from higher gold production. Ranges in production costs are shown to allow for costs such as power, fuel and materials which are outside of our control and rising faster than average inflation. In addition, other costs, such as a portion of the smelting and refining costs, vary according to metal prices.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

Both operations have demonstrated the ability to achieve higher silver production at a competitive cost per ounce and with a higher profit margin. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

RISK AND UNCERTAINTIES

Commodity price risk

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years. As noted in the “Profile and Strategy” section above, metal prices changes can significantly affect the cost per ounce. Management, from time to time, will explore entering into possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

During the year, the Company entered into derivative financial instruments to mitigate fluctuations in lead and zinc prices.

Currency risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other then the Canadian dollar. Revenues from the sale of concentrates are partially denominated in US dollars and partially priced at US dollars but paid in Mexican pesos. A significant portion of the Company’s costs are in Mexican pesos or US dollars. The Company manages its exposure by paying its Mexican peso costs in pesos received from concentrate sales and paying its US dollar expenditures in US dollars received from concentrate sales, thereby reducing the need to exchange currencies. The foreign exchange risk received from currency conversions for the Mexican operations is not significant and therefore the foreign exchange risk is not managed with hedging agreements. US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

Interest rate risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.

With respect to financial liabilities, the convertible loan notes and promissory notes carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and three capital leases carry fixed interest rates of from 10.5% to 10.74% per annum. As such, the Company is not subject to fluctuations in interest rates.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Credit risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient working capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2010, cash flows provided by operations and proceeds from warrants and options exercised during the year were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The Company will fund its 2011 budgeted activities and meet its contractual obligations through cash flow generated from operations and working capital.

Exploration and development stage of the properties

The Company has made a significant investment to expand the NI 43-101 compliant mineral resource estimates for both the Guanajuato and Topia mines. Exploration work on the Company’s mines and mineral properties has expanded and is ongoing as part of the three-year strategy announced in 2009. Even in the event commercial quantities of minerals are discovered, exploration properties, such as San Ignacio, might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

As discussed in the “Profile and Strategy” section above, the Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market forces outside the control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk. The Company is participating in a voluntary audit at its Guanajuato operations and commenced a multi-year environmental program, expected to be completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.

Inherent dangers with mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines. A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2010.

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management’s estimate of expected mine life is based upon available internal and external estimated resource and reserve information, historical production and recovery levels, planned future production and recovery levels, and other factors.

The increase in mine life at both the Guanajuato and Topia mines had the effect of decreasing the asset retirement obligations and their corresponding assets by $1,072 and $282, respectively. The excess of the reduction in the liability over the remaining unamortized asset retirement cost was recognized as a reduction in depreciation expense of $790 in 2010.

Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metal prices, cost of production, resources, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management’s estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company’s investment in its mineral property, plant, equipment and mine development. Management’s estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management’s estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

The Company has determined that no events or changes in circumstances occurred in 2010 that would indicate that the carrying amounts of its long-lived assets may not be recoverable.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its site restoration accrual, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the asset and liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax assets.

CHANGES IN ACCOUNTING POLICIES

Foreign currency translation:

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009 and continuing throughout 2010. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

FUTURE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced the changeover from Canadian GAAP to International Financial Reporting Standards (“IFRSs”) for publicly accountable enterprises and listed entities, for the annual periods beginning on or after January 1, 2011.

The Company will prepare its first consolidated financial statements in accordance with IFRS for the year ending December 31, 2011 (“adoption date”). In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company will retrospectively apply IFRS effective at the adoption date, except for mandatory and elected optional exemptions from full retrospective application of IFRS as provided by IFRS 1.

Preparation of first consolidated financial statements in accordance with IFRS will require presentation of comparative information in accordance with IFRS. In order to present comparative information in accordance with IFRS in its IFRS financial statements, the Company will be required to restate its balance sheet as at January 1, 2010 to comply with IFRS (“transition date”).

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1.

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation, Parallel Reporting and Review, involves the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant consolidated interim and annual financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

The following table summarizes the Company key activities and current status of its changeover plan:

Key Activities		Current status

(1)	Financial Reporting
	Analyze and select accounting policies where choices are permitted, including IFRS 1 elections.	The Company completed the selection of accounting policies and IFRS 1 elections.
	Quantify differences for opening balance sheet and key differences for quarterly comparatives.	Quantification of key differences for opening balance sheet and quarterly comparatives are in the process of being finalized.

(2)	Financial Information Systems
	Determine and implement solution for capturing IFRS information for comparative periods.	IFRS information for the opening balance sheet and comparative periods will be maintained in spreadsheets.
	Identify and evaluate impact on financial systems and the changes required.	The system used by the Company to record stock based compensation is IFRS compliant.
The Company’s information systems have been configured to record transactions under IFRS.

(3)	Internal Control Over Financial Reporting (“ICFR”)
	Maintain effective controls throughout the IFRS conversion process.	Control enviroment surrounding ICFR has been through the conversion process.
	Identify and revise, as necessary, control environment for changes in processes and controls as a result of conversion to IFRS.	The Company’s assessment of changes in controls is underway and being documented.

(4)	Disclosure Controls and Procedures
	Identify and revise, as necessary, disclosure controls as a result of conversion to IFRS.	IFRS updates, formal and informal, were provided to the Company’s staff, including individuals directly involved with investor relations and corporate communication.

(5)	Training and Financial Reporting Expertise
	Provide technical training to key finance and accounting personnel at all sites.	The Company provides financial support and time for financial personnel to stay abreast with IFRS.
The Company engaged third party IFRS consultants to assist with the conversion to IFRS.
The Company will provide specific training, on an as needed basis during 2011 and thereafter.

(6)	Business Activities
	Identify and assess impact of transition to IFRS on key business activities such as budgeting and human resources (i.e. compensation arrangements).	The Company is currently reviewing the impact on its key business activities and will conclude in 2011 once all differences are finalized.

The Company also anticipates a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as additional systems changes that may be necessary to gather and process the required information.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

The Company has identified key areas where changes in accounting policy are required on its transition from Canadian GAAP to IFRS listed below. This list is intended to highlight the areas the Company determined to be the most significant that will result from the transition to IFRS. The Company has not yet finalized the impact of these changes on its consolidated financial statements and will only be reporting quantified differences once approved by the Audit Committee. The IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and these changes may have a material effect on the Company’s consolidated financial statements.

The key areas where changes in accounting policy are required for the adoption of IFRS are listed below:

First Time Adoption of IFRS:

The Company has decided to use the following optional IFRS 1 exemptions from full retrospective application of IFRS:

  The Company has elected not to apply IFRS 3, Business Combinations (as revised in 2008) to past business combinations that occurred before the date of transition to IFRS. In accordance with this optional exemption, such past business combinations will not be restated.

  The Company has elected not to apply IFRS 2, Share-based Payments to equity instruments vested before the transition date. This election exempts the Company from retrospective restatement of share-based payments vested before the transition date.

  The Company has elected to apply the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease (IFRIC 4). Accordingly, for the arrangements existing as at the transition date, the Company determined whether an arrangement contains a lease on the basis of facts and circumstances existing at that date. The Company completed an analysis and has concluded as of the date of this MD&A that there were no arrangements within the scope of IFRIC 4.

  The Company has elected not to comply with requirements of IAS 21, The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. In accordance with this IFRS 1 optional exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS and the gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS and will include later translation differences.

  For instruments where the liability component is no longer outstanding as at transition date, the Company elected not to apply requirement of IAS 32, Financial Instruments: Presentation to split a compound financial instruments into two portions of equity.

  As at transition date, the Company will not make any additional optional designations of financial instruments as available for sale, or financial asset or financial liability at fair value through profit or loss, unless such designation has been made on initial recognition of such instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

  The Company has elected to apply optional exemption from full retrospective application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1) to its decommissioning liabilities included in the cost of property, plant and equipment. In accordance with this IFRS 1 optional exemption, decommissioning and restoration liabilities of the Company are measured as at the date of transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. To the extent that the liability is within the scope of IFRIC 1, the amount that would have been included in the cost of the related asset when the liability first arose is determined by discounting the liability to that date using the best estimate of the historical risk-adjusted discount rates(s) that would have applied for that liability of the intervening period. The carrying amount of related asset as at the transition date is determined by calculating accumulated depreciation on the basis of the current estimate of the useful life of such asset, using the depreciation policy adopted by the Company in accordance with IFRS.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

  The Company has elected to apply transitional provisions of IAS 23, Borrowing Costs (as revised in 2007) (“IAS 23”). Accordingly, the effective date of adoption of requirements of IAS 23 for the Company is its transition date. The Company will not apply requirements of IAS 23 to qualifying assets completed prior to transition date. The Company did not have any qualifying projects in progress as of the date of this MD&A.

The Company has decided not to use an optional IFRS 1 election to measure its property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost, or use a previous GAAP revaluation of property, plant and equipment as its deemed cost at the transition date. Instead, the Company will retrospectively apply recognition and measurement requirements of IAS 16, Property, Plant and Equipment (“IAS 16”). Under IAS 16, the Company made an accounting policy choice to measure its property, plant and equipment after its recognition at its cost less any accumulated depreciation and any accumulated impairment losses.

Exploration and Evaluation Expenditures:

IFRS 6 allows for capitalization of exploration and evaluation expenditures that the Company had previously expensed under Canadian GAAP. The Company has determined that expenditures incurred after it has acquired the legal right to explore and before technical feasibility and commercial viability to extract resources have been demonstrated should be capitalized.

Asset Retirement Obligation:

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists. The Company is currently assessing the impact on the carrying value of its asset retirement obligation upon adoption of IFRS.

Convertible Notes:

IFRS requires that convertible notes be bifurcated between its liability and equity components. IFRS emphasizes the residual nature of equity and places the primary emphasis on the liability component. As a result of this difference in methodology, the Company is currently assessing the impact on the carrying value of its convertible notes upon adoption of IFRS.

Property, Plant, and Equipment:

Key differences between Canadian GAAP and IFRS with respect to property, plant, and equipment include component accounting which must be applied to physical and non-physical components which are significant and have a useful life which differs to that of the overall asset, the mandatory capitalization of interest costs and requirements for the annual review of estimates of useful life, residual value and the depreciation method. The Company will continue to account for its property, plant and equipment using the cost model. At this point, the Company does not expect to record a material adjustment relating to this difference.

Impairment of Assets:

Both Canadian GAAP and IFRS require an entity to test for impairment of assets when there is an indication of impairment. Under Canadian GAAP, a two-step approach to impairment testing is performed. The asset carrying value is compared with its undiscounted future cash flow to determine whether impairment exists. The impairment is then measured by comparing the asset’s carrying value with its fair value. IFRS requires the application of a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use and includes the use of discounted cash flows when a cash flow model is used. IFRS also allows the reversal of impairments for long-lived assets if conditions that gave rise to these impairments no longer exist. It is expected that there may be increased volatility in impairment recognition due to the possibility of more frequent impairments and the reversal of impairments under IFRS. We have assessed impairment indicators under IFRS as at the date of transition for all of our projects and concluded that there were no such indicators, which was consistent with Canadian GAAP.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory notes, convertible loan notes and liabilities under commodity derivative financial instruments. The Company is exposed in varying degrees to a number of risks arising from these financial instruments. Management’s close involvement in the operations allows for identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company assumed long term debt for the purpose of purchasing equipment. The debt is secured by the underlying equipment. Other than this, the Company has no collateral on its debt. The Company’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. The types of risk exposure associated with financial instruments are discussed in the “Risks and Uncertainties” section.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	2010	2009	2008
Consulting fees paid or accrued to companies controlled by directors of the Company	$702	$648	$596
Consulting fees paid or accrued to a company controlled by an officer of the Company	$215	$171	$266
Cost recoveries received or accrued from a company with a common director of the Company	$51	$80	$82
Office and administration fees paid or accrued to a company controlled by a director of the Company	$86	$69	$36

As at December 31, 2010, $167 (2009 – $110) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $75 (2009 – $147) and were included in amounts receivable.

On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share in full payment of Altair’s indebtedness to the Company as at January 31, 2011. Altair is a company with a common director of the Company.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

PROPOSED TRANSACTIONS

At the date of this MD&A, there are no proposed transactions being considered by the Company.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 124,524,166 common shares issued and 5,864,746 warrants and 2,820,000 options outstanding.

On March 8, 2011, the two convertible loan notes outstanding as at December 31, 2010 with a total carrying value of $4.05 million were converted into 1,800,000 common shares of the Company at a price of $2.25 per share.

Fully diluted, the issued and outstanding shares of the Company would be 133,208,912.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

ADDITIONAL DISCLOSURE REQUIREMENTS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal controls over financial reporting were effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which accompanies the consolidated financial statements.

Changes In Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2010 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis
Year Ended December 31, 2010

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
Consolidated Financial Statements

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 14, 2011	March 14, 2011

GREAT PANTHER SILVER LIMITED
Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders & Board of Directors of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), deficit and cash flows for each of the years in the three year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Great Panther Silver Limited as at December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended December 31, 2010, in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Silver Limited's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2011 expressed an unmodified opinion on the effectiveness of Great Panther Silver Limited’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
March 14, 2011

GREAT PANTHER SILVER LIMITED
Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Great Panther Silver Limited

We have audited Great Panther Silver Limited’s (“the Company”) internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), deficit and cash flows for each of the years in the three year period ended December 31, 2010, and our report dated March 14, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 14, 2011

GREAT PANTHER SILVER LIMITED
Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian Dollars)
December 31, 2010 and 2009

	2010	2009

Assets
Current assets:
Cash and cash equivalents	$13,967	$13,312
Restricted cash (note 14)	151	–
Marketable securities	200	23
Amounts receivable (note 5)	9,635	5,539
Income taxes recoverable	239	342
Inventories (note 6)	2,615	1,438
Prepaid expenses, deposits and advances	1,240	1,585
	28,047	22,239
Mineral properties, plant and equipment (note 7)	17,538	14,935
	$45,585	$37,174

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,724	$2,658
Current portion of capital lease obligations (note 19(f))	369	801
Current portion of promissory notes (note 9(a))	373	122
Current portion of convertible loan notes (note 9(b))	3,792	–
Current portion of future income tax liability (note 17)	–	506
Liabilities under derivative instruments (note 14)	53	–
	9,311	4,087
Long-term liabilities:
Capital lease obligations (note 19(f))	128	63
Promissory notes (note 9(a))	77	118
Convertible loan notes (note 9(b))	–	3,356
Asset retirement obligations (note 10)	516	1,382
Future income tax liability (note 17)	–	1,312
	10,032	10,318

Shareholders’ equity:
Share capital (note 11(b))	83,470	75,910
Contributed surplus (note 11(c))	9,470	10,268
Equity component of convertible loan notes (note 9(b)(i))	1,563	1,563
Accumulated other comprehensive loss (note 12)	(3,058)	(23)
Deficit	(55,892)	(60,862)
	35,553	26,856
Nature of operations (note 1)
Commitments and contingencies (note 19)
Subsequent events (note 21)
	$45,585	$37,174

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Martin B. Carsky”	“Kaare G. Foy”
Director	Director

GREAT PANTHER SILVER LIMITED
Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Mineral sales	$42,206	$31,732	$22,445
Cost of sales	(21,161)	(16,768)	(18,144)
Amortization and depletion of mineral properties, plant and equipment	(2,362)	(3,494)	(4,183)
	18,683	11,470	118
Expenses:
Amortization and depreciation	52	83	102
Accretion on asset retirement obligation	206	277	282
Mineral property exploration expenditures (note 8)	7,110	1,582	6,328
General and administrative	5,858	5,803	5,965
Stock-based compensation	869	2,378	1,608
	14,095	10,123	14,285
	4,588	1,347	(14,167)
Income (expenses):
Interest income	116	59	241
Interest expense	(934)	(1,169)	(1,155)
Debt settlement expense (note 9(b)(ii))	–	(51)	–
Foreign exchange gain (loss)	(373)	(383)	113
Gain (loss) on disposal of capital assets	(16)	(2)	31
Loss on derivative instruments (note 14)	(148)	–	–
	(1,355)	(1,546)	(770)
Income (loss) before provision for income taxes	3,233	(199)	(14,937)
Recovery of (provision for) income taxes (note 17)	1,737	(668)	1,176
Income (loss) for the year	4,970	(867)	(13,761)
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(3,025)	–	–
Unrealized gain (loss) on marketable securities	(10)	15	(43)
Comprehensive income (loss) for the year	$1,935	$(852)	$(13,804)

Earnings (loss) per share
Basic	$0.04	$(0.01)	$(0.17)
Diluted	$0.04	$(0.01)	$(0.17)

Weighted average number of common shares
Basic (note 11(f))	114,422,226	90,210,438	81,321,733
Diluted (note 11(f))	118,932,620	90,210,438	81,321,733

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Deficit, beginning of year	$(60,862)	$(58,389)	$(44,628)
Settlement of convertible loan note (note 9(b)(ii))	–	(1,606)	–
Income (loss) for the year	4,970	(867)	(13,761)
Deficit, end of year	$(55,892)	$(60,862)	$(58,389)

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Cash flows provided by (used in) operating activities:
Income (loss) for the year	$4,970	$(867)	$(13,761)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	2,414	3,577	4,285
Foreign exchange (gain) loss	50	(184)	135
Stock-based compensation	869	2,378	1,608
Shares issued for mineral exploration expenditures	–	–	191
Future income taxes	(1,853)	603	(1,045)
Interest accretion on convertible loan notes	436	628	623
Debt settlement expense	–	51	–
Accretion on asset retirement obligations	206	277	282
Write-down of inventory	–	–	241
Write-down of mineral properties (note 8(a))	69	–	–
Loss on derivative instruments (note 14)	53	–	–
Loss (gain) on disposal of capital assets	16	2	(31)
Other	–	(1)	25
	7,230	6,464	(7,447)
Changes in non-cash operating working capital:
Amounts receivable	(4,286)	(1,801)	2,278
Inventories	(1,086)	(471)	(358)
Prepaid expenses, deposits and advances	327	(1,090)	371
Accounts payable and accrued liabilities	1,926	(1,840)	1,960
Income taxes	104	89	(68)
Net cash provided by (used in) operating activities	4,215	1,351	(3,264)

Cash flows provided by (used in) investing activities:
Mineral properties, plant and equipment	(8,036)	(1,762)	(1,928)
Proceeds from disposal of capital assets	37	5	101
Restricted cash	(151)	–	–
Net cash used in investing activities	(8,150)	(1,757)	(1,827)

Cash flows provided by (used in) financing activities:
Repayment of long-term debt	–	–	(105)
Repayment of capital lease obligations	(938)	(364)	(181)
Repayment of promissory note	(292)	(10)	–
Proceeds from advances on share subscriptions	–	–	85
Proceeds from exercise of warrants (note 11(b))	3,054	519	143
Proceeds from exercise of options (note 11(b))	2,871	731	398
Issuance of shares for cash, net of issue costs	(32)	12,288	–
Net cash provided by financing activities	4,663	13,164	340
	728	12,758	(4,751)
Effect of exchange rate changes on cash and cash equivalents	(73)	(52)	(1)
Increase (decrease) in cash and cash equivalents	655	12,706	(4,752)
Cash and cash equivalents, beginning of year	13,312	606	5,358
Cash and cash equivalents, end of year	$13,967	$13,312	$606

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Supplementary cash flow information:
Income taxes received	$–	$24	$63
Income taxes paid	112	–	–
Interest expense paid	436	366	497
Interest income received	116	59	250

Non-cash financing and investing transactions:
Mineral property adjustment from changes in asset retirement obligation (note 10)	(282)	–	(278)
Assumption of capital lease obligation on purchase of equipment	640	408	785
Value added tax on capital lease obligation	–	80	136
Warrants issued for financing fee (note 11(b))	–	442	–
Issuance of shares pursuant to mineral property option agreements	–	–	192
Issuance of promissory note for equipment (note 9(a))	501	250	–
Shares issued on conversion of convertible notes (note 9(b)(i))	–	4,587	–

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

1. Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company’s name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company’s capital structure was involved and the common shares of the Company trade on the main board of the Toronto Stock Exchange under the symbol “GPR”. On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL”.

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2. Significant accounting policies

(a)	Basis of presentation and principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S. A. de C.V., and Minera de Villa Seca, S.A. de C.V. On November 30, 2009, Exploraciones Mineras el Rosario, S. A. de C.V., the Company’s subsidiary responsible for exploration and further development of the Company’s mineral properties, was merged with Minera de Villa Seca, S.A. de C.V. All inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 22.

(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

2. Significant accounting policies (continued)

(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

(d)	Marketable securities:

Marketable securities are recorded at fair value based on quoted market prices.

(e)	Inventories:

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment. Silver bullion, to be minted and sold as coins and bars, are recorded at lower of cost and net realizable value.

(f)	Mineral properties, plant and equipment:

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition costs are capitalized.

Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized once commercial feasibility has been established, including the estimates of mineral reserves. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available, or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2010, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method.

Effective March 31, 2010, the remaining lives of the Topia and Guanajuato mines were extended from 6 years to 10 years and 2 years to 3 years, respectively. Later in 2010, the Company obtained successful drilling results at both mines and completed a NI 43-101 mineral resource/reserve estimate on a segment of the Guanajuato mine. Consequently, effective December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

2. Significant accounting policies (continued)

(f)	Mineral properties, plant and equipment (continued):

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	straight-line over the estimated useful life
Furniture and fixtures	straight-line over the estimated useful life
Office equipment	straight-line over the estimated useful life
Leasehold improvements	straight-line over the term of the lease

(g)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Estimated cash flows include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. If carrying value exceeds estimated discounted future cash flows, an impairment loss is recognized based on the excess of carrying value over the estimated fair value of the asset.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions.

(h)	Stock-based compensation:

The Company accounts for stock-based payments granted to employees and non-employees using the fair value-based method. Under the fair value-based method, stock-based payments are measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

(i)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates upon delivery when persuasive evidence of a sales agreement exists, the risks of ownerships are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

2. Significant accounting policies (continued)

(j)	Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to earnings, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the asset retirement cost included in mineral properties. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its asset retirement obligations as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

(k)	Financial instruments:

The Company’s financial instruments, including derivatives, consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory note and convertible loan notes. These financial instruments are classified as either held-for-trading, available-for-sale, held-to- maturity, loans and receivables or other financial liabilities.

Held-for-trading financial instruments include cash and cash equivalents and are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Transaction costs are expensed as incurred for financial instruments designated as held-for-trading. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and other financial liabilities.

Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write-down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non- derivatives and not classified in any of the other categories are classified as available-for-sale.

Loans and receivables include amounts receivable and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable, accrued liabilities, promissory notes and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

2. Significant accounting policies (continued)

(k)	Financial Instruments (continued):

The conversion feature of the convertible loan notes are recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

Derivative financial instruments are recorded at fair value, even when they are part of a hedging relationship. Changes in the fair value are recognized in net earnings (loss) for the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case, gains and losses are recognized in other comprehensive income (loss). The Company has elected not to apply hedge accounting to these instruments. Therefore, the changes in fair value are recognized in net earnings.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

  For available-for-sale financial assets, a provision for impairment is established when there is a significant or prolonged decline in fair value of the marketable securities or when there is objective evidence that the carrying amount of the marketable securities may not be recovered. The amount of the provision is the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from accumulated other comprehensive income and recognized in the income statement.

  For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

2. Significant accounting policies (continued)

(m)	Earnings (loss) per share:

Earnings per share are calculated based on the weighted average number of shares outstanding during the year. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in- the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

(n)	Comparative figures:

Certain comparative figures have been reclassified to conform to the current year presentation.

3. Change in accounting policy

Foreign currency translation:

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009 and continuing throughout 2010 among other factors. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized.

4. Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”):

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

5. Amounts receivable

	2010	2009
Trade accounts receivable	$5,151	$3,472
Value added tax recoverable	4,399	2,024
Other	317	251
	9,867	5,747
Allowance for doubtful amounts	(232)	(208)
	$9,635	$5,539

The Company, through its Mexican subsidiaries, previously paid value added tax on the purchase and sale of goods and services at a rate of 15%. Effective January 1, 2010, the value added tax rate increased to 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6. Inventories

	2010	2009
Finished product	$831	$410
Ore stockpile	370	80
Materials and supplies	993	681
Silver bullion	421	267
	$2,615	$1,438

The amount of inventory recognized as an expense for the years ended December 31, 2010 and 2009 is included in cost of sales.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

7. Mineral properties, plant and equipment

The major components of the Company's mineral properties, plant and equipment are as follows:

	2010	2009
Topia mine:
Mineral properties	$2,642	$3,115
Plant and equipment	7,632	6,132
Buildings and mobile equipment	316	396
Land	14	14
Asset retirement obligations (note 10)	148	231
	10,752	9,888
Accumulated depreciation and depletion	(4,565)	(4,652)
	6,187	5,236
Guanajuato mine:
Mineral properties	4,296	4,450
Plant and equipment	10,768	7,792
Buildings and mobile equipment	2,116	1,777
Land	2,200	2,845
Asset retirement obligations (note 10)	279	569
	19,659	17,433
Accumulated depreciation and depletion	(8,450)	(7,958)
	11,209	9,475
Santo Nino (note 8(a))	–	69
Leasehold improvements and other equipment, net of accumulated depreciation of $338 (2009 - $284)	142	155
	$17,538	$14,935

(a)	Topia mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

(b)	Guanajuato mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

(c)	La Prieta concession:

On December 15, 2009, the Company acquired a 100% interest in the La Prieta concession in the Topia district for $347 (US$330). US$300 was paid on closing with the remaining US$30 paid on March 31, 2010. The La Prieta concession is a 94 hectare claim which hosts two previously mined silver-gold-lead-zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

8. Mineral property exploration expenditures

The continuity of expenditures on mineral properties for the year ended December 31, 2010 is as follows:

	San Antonio Note 8(a)	Santo Nino Note 8(a)	Topia Note 7(a)	Guanajuato Note 7(b)	Mapimi Note 8(b)	Total

Analysis	$–	$–	$60	$311	$–	$371
Drilling	–	–	1,230	1,759	–	2,989
Field costs	–	–	71	–	–	71
Geology	–	–	306	501	–	807
Project administration	66	69	121	223	–	479
Mine exploration costs	–	–	535	1,909	–	2,444
	66	69	2,323	4,703	–	7,161
Cost recoveries	(51)	–	–	–	–	(51)
	15	69	2,323	4,703	–	7,110
Cumulative expenditures, beginning of year	116	490	9,326	6,675	5,329	22,307
Cumulative expenditures, end of year	$131	$559	$11,649	$11,378	$5,329	$29,417

The continuity of expenditures on mineral properties for the year ended December 31, 2009 is as follows:

	San Antonio Note 8(a)	Santo Nino Note 8(a)	Topia Note 7(a)	Guanajuato Note 7(b)	Mapimi Note 8(b)	Total

Analysis	$–	$–	$18	$26	$4	$48
Drilling	–	–	293	–	–	293
Field costs	–	–	38	–	–	38
Geology	–	–	305	264	85	654
Project administration	30	–	7	94	34	165
Mine exploration costs	–	–	464	–	–	464
	30	–	1,125	384	123	1,662
Cost recoveries	(80)	–	–	–	–	(80)
	(50)	–	1,125	384	123	1,582
Cumulative expenditures, beginning of year	166	490	8,201	6,291	5,206	20,725
Cumulative expenditures, end of year	$116	$490	$9,326	$6,675	$5,329	$22,307

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

8. Mineral property exploration expenditures (continued)

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

	San Antonio Note 8(a)	Santo Nino Note 8(a)	Topia Note 7(a)	Guanajuato Note 7(b)	Mapimi Note 8(b)	Total

Option payments: Cash	$–	$–	$–	$–	$375	$375
Shares	–	–	–	–	192	192
Analysis	–	–	45	210	118	373
Drilling	–	–	302	891	643	1,836
Field costs	1	–	36	15	55	107
Geology	5	–	268	695	557	1,525
Project administration	32	–	16	222	183	453
Mine exploration costs	–	–	1,549	–	–	1,549
	38	–	2,216	2,033	2,123	6,410
Cost recoveries	(82)	–	–	–	–	(82)
	(44)	–	2,216	2,033	2,123	6,328
Cumulative expenditures, beginning of year	210	490	5,985	4,258	3,083	14,397
Cumulative expenditures, end of year	$166	$490	$8,201	$6,291	$5,206	$20,725

(a)	San Antonio and Santo Nino projects:

On March 13, 2007, the Company satisfied all conditions of an option agreement by paying the final installment payment. By making cumulative payments of US$165 over a three year period, the Company was granted ownership to the Santo Nino mining concession located in the Guadalupe y Calvo mining district in the state of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allowed Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. As at December 31, 2009, US$60 and 200,000 shares of Altair had been received in accordance with the agreement. There was no underlying Net Smelter Return royalty or other royalties and Great Panther owned 100% of all four concessions as at December 31, 2009. On February 1, 2010, Altair decided not to continue its option and as a result forfeited all rights and options to the property.

On December 21, 2010, the Company relinquished its rights to the San Antonio and Santo Nino mining concessions which resulted in the Company writing down its carrying value of $69.

(b)	Mapimi Project:

On September 9, 2009, the Company terminated its option agreement dated September 11, 2006, to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi project (formerly known as Km 66) in eastern Durango state, Mexico.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

9. Long-term debt

(a)	Promissory notes:

	2010	2009
Promissory notes	$450	$240
Less: current portion	373	122
	$77	$118

During the year ended December 31, 2010, the Company purchased equipment under the terms of two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bear interest at 6% per annum, compounded and calculated semi-annually and are secured by the equipment. As at December 31, 2010, the Company has three promissory notes with the same vendor and the same terms. The total interest paid on the promissory notes totaled $29 in 2010 (2009 – $1).

(b)	Convertible loan notes:

	2010	2009

$4,050 notes due July 14, 2011, interest rate of 8% per annum payable quarterly; effective interest rate of 25.1% (i)	$3,792	$3,356

(i)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,563 using the Black- Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2010 was $436 (2009 – $385).

The fair value of the conversion feature has been recorded in equity, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge.

Subsequent to year end, the two convertible loan notes were converted (note 21(b)).

(ii)

On March 8, 2006, the Company issued a $2,020 8% per annum unsecured convertible note maturing on March 9, 2010. The note was convertible into common shares of the Company at the holder’s option at a price of $1.32 per share. On issuance, the conversion feature of the note had a fair value of $1,006 determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years.

On September 24, 2009, the Company offered an inducement to the holder to convert the note into 3,740,741 common shares of the Company at a price of $0.54 per share. Total consideration for the 3,740,741 common shares issued pursuant to the offer was $4,587. The Company recorded a debt settlement expense of $51 in earnings and a conversion premium of $1,606 in accumulated deficit. Interest accreted on the note payable in 2009 up to the date of conversion was $242.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

10. Asset retirement obligations

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2010	2009

Balance, beginning of year	$1,382	$1,105
Changes due to mine life extension	(1,072)	–
Accretion expense	206	277
Balance, end of year	$516	$1,382

The provision for asset retirement obligations is based on the following assumptions:

  The increase in mine life (note 2(f)) at both the Guanajuato and Topia mines had the effect of decreasing the asset retirement obligations and their corresponding assets by $1,072 and $282, respectively. The excess of the reduction in the liability over the remaining unamortized asset retirement cost was recognized as a reduction in depreciation expense of $790 in 2010.

  The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,735 (2009 – US$2,893).

  The expected timing of payments totaling US$2,735 is estimated as follows: US$908 in 2015, US$156 in 2016, US$161 in 2017, US$1,129 in 2020, US$187 in 2021 and US$194 in 2022. This timing matches the estimated remaining life of the mines, which is 5 years for Guanajuato and 10 years for Topia.

  A credit-adjusted risk-free rate of 25.1% (2009 – 25.1%) has been used to discount cash flows.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

11. Share capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

	Number of common shares	Stated value

Balance, January 1, 2008	80,744,352	$56,988

Exercise of options	465,000	398
Exercise of warrants	100,500	143
Issue of shares pursuant to mineral property agreement	344,669	192
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	–	158
Repricing of agent warrants	–	(14)
Balance, December 31, 2008	81,654,521	57,865

Exercise of “L” warrants	1,385,000	485
Exercise of finder’s warrants	98,294	34
Exercise of stock options	1,618,575	731
Private placement at $0.20 per unit, net of costs	5,125,000	969
Issue of agent warrants	–	(23)
Short form prospectus financing at $0.70 per unit, net of costs	17,617,500	11,404
Issue of agent warrants	–	(419)
Issue of shares for convertible note	3,740,741	4,587
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	–	277
Balance, December 31, 2009	111,239,631	75,910

Exercise of “L” warrants	1,177,500	412
Exercise of SFPO warrants	2,493,100	2,244
Exercise of agents’ warrants	414,154	373
Exercise of finder’s warrants	70,756	25
Exercise of stock options	4,518,625	2,871
Share issue cost	–	(32)
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	–	1,667
Balance, December 31, 2010	119,913,766	$83,470

No preferred shares have been issued.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

11. Share capital (continued)

(c)	Contributed surplus:

Stated value

Balance, January 1, 2008	$6,261

Reclassification to common shares on exercise of options and warrants (note 11(b))	(158)
Stock-based compensation	1,165
Repricing of agent warrants	14
Repricing of stock options	443
Balance, December 31, 2008	7,725

Reclassification to common shares on exercise of options and warrants (note 11(b))	(277)
Issue of agent warrants	442
Stock-based compensation	2,378
Balance, December 31, 2009	10,268

Reclassification to common shares on exercise of options and warrants (note 11(b))	(1,667)
Stock-based compensation	869
Balance, December 31, 2010	$9,470

(d)	Stock options:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s Amended and Restated Incentive Share Option Plan (2007) (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding issue at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding issue. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Exchange on the last business day immediately preceding the date of grant. Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement. Vesting of options is generally at the time of grant.

The 2007 Plan allows a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2010, nil (2009 – nil; 2008 – nil) common shares were issued upon cashless exercises.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

11. Share capital (continued)

(d)	Stock options (continued):

The continuity of common stock options for 2010 is as follows:

Exercise Price	Expiry date	Balance December 31, 2009	Granted	Cancelled	Expired	Exercised	Balance December 31, 2010

0.45	February 27, 2010	125,000	–	–	–	(125,000)	–
0.45	July 26, 2010	400,000	–	–	–	(400,000)	–
0.90	January 5, 2011	830,000	–	–	–	(705,000)	125,000
0.45	February 8, 2014	3,944,125	–	–	–	(1,956,125)	1,988,000
0.45	February 29, 2012	160,000	–	–	–	–	160,000
0.52	March 25, 2011	310,000	–	–	–	(110,000)	200,000
0.70	September 3, 2014	1,290,000	–	–	–	(325,000)	965,000
0.90	December 3, 2010	185,000	–	–	–	(185,000)	–
0.90	February 29, 2012	90,000	–	–	–	–	90,000
0.90	December 2, 2014	580,000	–	–	–	(242,500)	337,500
0.90	July 11, 2015	–	670,000	(65,000)	–	(360,000)	245,000
1.15	October 17, 2015	–	240,000	(25,000)	–	(110,000)	105,000
1.90	November 21, 2015	–	415,000	–	–	–	415,000
		7,914,125	1,325,000	(90,000)	–	(4,518,625)	4,630,500

Weighted average exercise price		$0.59	$1.24	$0.93	–	$0.64	$0.73

As at December 31, 2010, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2010 is 3.25 years.

(i)	On April 29, 2010, the Company’s Board of Directors approved the extension of the expiry date from December 3, 2010 to February 29, 2012 of the 90,000 incentive stock options granted to a consultant.

(ii)

On July 12, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 670,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.90 per share.

(iii)

On October 18, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 240,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $1.15 per share.

(iv)

On November 22, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 415,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $1.90 per share.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

11. Share capital (continued)

(d)	Stock options (continued):

The continuity of common stock options for 2009 is as follows:

Exercise Price	Expiry date	Balance December 31, 2008	Granted	Cancelled	Expired	Exercised	Balance December 31, 2009

0.45	February 8, 2009	490,000	–	–	(490,000)	–	–
0.52	April 5, 2009	30,000	–	–	(30,000)	–	–
0.45	May 25, 2009	40,000	–	–	(40,000)	–	–
0.45	February 27, 2010	125,000	–	–	–	–	125,000
0.45	July 26, 2010	400,000	–	–	–	–	400,000
0.90	January 5, 2011	1,181,700	–	(351,700)	–	–	830,000
1.42	December 6, 2011	1,685,000	–	(1,685,000)	–	–	–
1.42	March 11, 2012	100,000	–	(100,000)	–	–	–
1.42	June 5, 2012	250,000	–	(250,000)	–	–	–
1.42	September 10, 2012	525,000	–	(525,000)	–	–	–
1.42	April 30, 2010	350,000	–	(350,000)	–	–	–
1.42	May 14, 2013	1,220,000	–	(1,220,000)	–	–	–
1.42	July 31, 2013	125,000	–	(125,000)	–	–	–
0.45	February 8, 2014	–	5,752,700	(200,000)	–	(1,608,575)	3,944,125
0.45	February 29, 2012	–	160,000	–	–	–	160,000
0.52	March 25, 2011	–	310,000	–	–	–	310,000
0.70	September 3, 2014	–	1,300,000	–	–	(10,000)	1,290,000
0.90	December 3, 2010	–	275,000	–	–	–	275,000
0.90	December 2, 2014	–	580,000	–	–	–	580,000
		6,521,700	8,377,700	(4,806,700)	(560,000)	(1,618,575)	7,914,125

Weighted average exercise price		$1.16	$0.54	$1.34	$0.45	$0.45	$0.59

The continuity of common stock options for 2008 is as follows:

Exercise Price	Expiry date	Balance December 31, 2007	Granted	Cancelled	Expired	Exercised	Balance December 31, 2008

0.45	February 8, 2009	490,000	–	–	–	–	490,000
0.52	April 5, 2009	30,000	–	–	–	–	30,000
0.45	May 25, 2009	60,000	–	–	–	(20,000)	40,000
0.45	February 27, 2010	150,000	–	–	–	(25,000)	125,000
0.45	July 26, 2010	400,000	–	–	–	–	400,000
0.90	January 5, 2011	1,201,700	–	–	–	(20,000)	1,181,700
0.90	January 14, 2008	400,000	–	–	–	(400,000)	–
2.65	January 14, 2008	400,000	–	–	(400,000)	–	–
1.42	December 6, 2011	2,105,000	–	(420,000)	–	–	1,685,000
1.42	March 11, 2012	115,000	–	(15,000)	–	–	100,000
1.42	June 5, 2012	375,000	–	(125,000)	–	–	250,000
1.42	September 10, 2012	550,000	–	(25,000)	–	–	525,000
1.42	April 30, 2010	–	350,000	–	–	–	350,000
1.42	May 14, 2013	–	1,485,000	(265,000)	–	–	1,220,000
1.42	July 31, 2013	–	125,000	–	–	–	125,000
		6,276,700	1,960,000	(850,000)	(400,000)	(465,000)	6,521,700

Weighted average exercise price		$1.22	$1.42	$1.64	$2.65	$0.86	$1.16

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

11. Share capital (continued)

(d)	Stock options (continued):

During the year ended December 31, 2010, the Company recorded compensation expense for the fair value of stock options of $869 (2009 – $2,378, 2008 – $1,608) for stock options that were granted during the year. The weighted average fair value of options granted during 2010 was $0.61 (2009 – $0.28, 2008 – $0.32). The fair value per option was determined using the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	1.6%	2.0%	3.0%
Dividend paid	0.0%	0.0%	0.0%
Expected life	2.1 years	4.7 years	4.1 years
Volatility	108.3%	90.7%	66.6%

(e)	Warrants:

The continuity of warrants for 2010 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2009	Issued	Exercised	Expired	Balance December 31, 2010

Series “L” Warrants	0.35	January 22, 2010	1,177,500	–	(1,177,500)	–	–
SFPO Warrants	0.90	November 17, 2011	8,808,750	–	(2,493,100)	–	6,315,650
Finder’s Warrants	0.35	January 22, 2010	70,756	–	(70,756)	–	–
Agent Warrants	0.90	November 17, 2011	963,150	–	(414,154)	–	548,996
			11,020,156	–	(4,155,510)	–	6,864,646

The continuity of warrants for 2009 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2008	Issued	Exercised	Expired	Balance December 31, 2009

Series “L” Warrants	0.35	January 22, 2010	–	2,562,500	(1,385,000)	–	1,177,500
SFPO Warrants	0.90	November 17, 2011	–	8,808,750	–	–	8,808,750
Finder’s Warrants	0.35	January 22, 2010	–	169,050	(98,294)	–	70,756
Agent Warrants	0.90	November 17, 2011	–	963,150	–	–	963,150
			–	12,503,450	(1,483,294)	–	11,020,156

The continuity of warrants for 2008 is as follows:

Series	Exercise price	Expiry date	Balance December 31, 2007	Issued	Exercised	Expired	Balance December 31, 2008

Series “K” Warrants	1.42	June 1, 2008	3,621,999	–	(100,500)	(3,521,499)	–
Broker Warrants	1.42	June 1, 2008	479,375	–	–	(479,375)	–
			4,101,374	–	(100,500)	(4,000,874)	–

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

11. Share capital (continued)

(f)	Diluted earnings per share:

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	2010	2009	2008
Basic weighted average number of shares outstanding	114,422,226	90,210,438	81,321,733
Effect of dilutive securities
Stock options	2,836,319	–	–
Warrants	1,674,075	–	–
Diluted weighted average number of shares outstanding	118,932,620	90,210,438	81,321,733

For the year ended December 31, 2010, there were 35,609 (2009 – nil, 2008 – nil) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented. The exercise price of the potentially dilutive shares exceeded the average market value of the common shares of $1.09 for the year ended December 31, 2010.

(g)	Shareholder Rights Plan:

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12. Accumulated other comprehensive loss

	2010	2009
Balance, beginning of year	$(23)	$(38)
Foreign currency translation adjustment (note 3)	(3,025)	–
Unrealized gain (loss) on marketable securities	(10)	15
Balance, end of year	$(3,058)	$(23)

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

13. Capital management

The Company’s objectives when managing capital are to:

  ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

  maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

  maintain investor, creditor and market confidence to sustain future development of the business; and

  provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. The Company plans to use funds from the sale of concentrates to fund operations and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2010, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

As at December 31, 2010, total managed capital was $26,325, comprised of:

	December 31, 2010	December 31, 2009
Total debt (1)	$4,739	$4,460
Less: cash	13,967	13,312
Net debt (cash)	(9,228)	(8,852)
Shareholders’ equity	35,553	26,856
Adjusted capital	$26,325	$18,004
Debt to adjusted capital ratio	0.35	0.49

(1) Includes current and long term portions of capital lease obligations, promissory notes and convertible loan notes

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

The Company is subject to externally imposed capital requirements under one of its lease financing contracts (note 19(f)), which expired in February 2011. The Company’s subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios. During the year ended December 31, 2010, the Company met all externally imposed capital and debt repayment requirements.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

14. Derivative financial instruments

On July 22, 2010, the Company entered into a zinc put and call option contract (the “Zinc Contract”) for 500 metric tonnes with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the Zinc Contract, the Company will receive the prevailing market zinc price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Zinc Contract, the Company pledged $104 (US$100) as cash collateral. Accordingly, this amount was classified as restricted cash. As at December 31, 2010, the cash collateral from the Zinc Contract is $50 (US$50) and the liability under the Zinc Contract is $30. The Zinc Contract settled in early January 2011.

On November 3, 2010, the Company entered into a lead put and call option contract (the “Lead Contract”) for a total of 500 metric tonnes which are settled equally over ten monthly contract periods from December 2010 to September 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Lead Contract, the Company will receive the prevailing market lead price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Lead Contract, the Company pledged $101 (US$100) as cash collateral. Accordingly, this amount was also classified as restricted cash. As at December 31, 2010, the cash collateral from the Lead Contract is $101 (US$100) and the liability under the Lead Contract is $23.

The Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting period with any gains or losses recognized in net income in the period in which they arise. During the year ended December 31, 2010, the Company recorded a mark-to-market loss of $148 (2009 –nil, 2008 – nil) of which $125 (paid or accrued) was realized.

15. Fair value of financial instruments

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2010. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates at December 31, 2010.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

Canadian GAAP requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

15. Fair value of financial instruments (continued)

The following tables illustrate the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2010 and 2009:

Financial Assets:

Financial assets at fair value as at December 31, 2010

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,967	$–	$–	$13,967
Marketable securities	200	–	–	200
	$14,167	$–	$–	$14,167

Financial assets at fair value as at December 31, 2009

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,312	$–	$–	$13,312
Marketable securities	23	–	–	23
	$13,335	$–	$–	$13,335

Financial Liabilities:

Financial liabilities at fair value as at December 31, 2010

	Level 1	Level 2	Level 3	Total
Derivative instrument liability	$–	$53	$–	$53
	$–	$53	$–	$53

There were no financial liabilities as at December 31, 2009.

During the year ended December 31, 2010, a mark-to-market loss of $10 (2009 – $15 gain) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the year.

16. Financial risk exposure and risk management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not use financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debts except for the equipment in note 9(a). The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Concentration risk:

Concentration risk exists in cash and cash equivalents because significant balances are maintained with three financial institutions. The risk is mitigated because the cash and cash equivalents are maintained with prime Canadian and Mexican financial institutions. Concentration risk also exists in amounts receivable because the Company’s revenues are currently substantially derived from sales to two customers in Mexico. To mitigate the risk, the Company continues to consider selling its concentrates to other potential economically viable customers.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

16. Financial risk exposure and risk management (continued)

(b)	Credit risk:

Credit risk primarily arises from the Company’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $232 has been provided for potentially uncollectible VAT as at December 31, 2010. With respect to trade receivables, our customers are large, multinational corporations that have conducted business in Mexico for a number of years. At December 31, 2010, the trade accounts receivable balance totaled $5,151, 67% of which has been collected as at February 28, 2011. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2010, cash flows provided by operations, receipt of trade and VAT receivables and proceeds from warrants and options exercised during the year were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The maturity of the Company’s promissory notes, convertible loan notes and capital lease obligations are disclosed in notes 9(a), 9(b) and 19(f), respectively. The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt. Subsequent to December 31, 2010, the holder converted the convertible loan notes.

(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

 The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

16. Financial risk exposure and risk management (continued)

(d)	Market risk (continued):

	(i)	Currency risk (continued)

The Company’s exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31, 2010 are as follows:

	December 31, 2010	December 31, 2009

MXN Peso to CDN Dollar	0.081	0.080
US Dollar to CDN Dollar	0.995	1.051

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

(ii)	Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2010, the Company held $12,957 in high interest savings accounts and guaranteed investment certificates.

With respect to financial liabilities, the convertible loan notes and promissory notes carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and three capital leases carry fixed interest rates of 10.5% to 10.74% per annum. As such, the Company is not subject to fluctuations in interest rates.

(iii)	Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2010, market prices were US$30.63/oz for silver, US$1,410/oz for gold, US$2,586/tonne for lead, and US$2,432/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotation period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company entered into derivative financial instruments to mitigate certain fluctuations in lead and zinc prices (note 14).

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

16. Financial risk exposure and risk management (continued)

(iv)	Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2010.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2010 CAD to USD exchange rate of 1.005.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2010 CAD to Mexican peso exchange rate of 12.410.

  A parallel shift of +10%/-10% from the prevailing commodity prices of US$30.63/oz for silver, US$1,410/oz for gold, US$2,586/tonne for lead, and US$2,432/tonne for zinc as of December 31, 2010.

If these movements were to occur, the impact on the consolidated net income (loss) for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying Amount	Income	Income	Income	Income	Income	Income

Financial assets
Cash and cash equivalents
CAD	11,436	(114)	114	–	–	–	–
USD	2,336	(23)	23	260	(212)	–	–
Pesos	195	(2)	2	22	(18)	–	–
Amounts receivable
USD	5,159	–	–	573	(469)	(228)	228
Pesos	4,221	–	–	469	(384)	–	–

Financial liabilities
Accounts payable and accrued liabilities
USD	158	–	–	(18)	14	–	–
Pesos	3,814	–	–	(424)	347	–	–
Capital lease obligation
USD	497	–	–	(55)	45	–	–

Total Increase (Decrease)		(139)	139	827	(677)	(228)	228

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

17. Income taxes

Recovery of (provision for) income taxes:

	2010	2009	2008
Current income taxes	$(113)	$(65)	$132
Future income taxes	1,850	(603)	1,044
	$1,737	$(668)	$1,176

Income tax recovery (expense) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2010	2009	2008

Net income (loss) before tax	$3,233	$(199)	$(14,937)
Canadian income tax rate	28.50%	30.00%	31.00%

Income tax recovery (expense) expected	(921)	60	4,631
Permanent differences	(828)	(527)	(787)
Difference in tax rates	(67)	343	(1,576)
Reversal of Mexican flat tax liability	1,708	–	–
Benefit of tax attributes (not recognized) recognized and other items	1,845	(544)	(1,092)
	$1,737	$(668)	$1,176

The significant components of the Company’s future income tax assets are as follows:

	2010	2009
Future income tax assets:
Mineral property, plant and equipment and related debt	$847	$847
Office equipment, financing and other	420	450
Capital losses	212	243
Non–capital losses	9,451	4,904
Total future income tax assets	10,930	6,444
Valuation allowance	(9,013)	(6,444)
Future income tax assets, net of allowance	1,917	–
Future income tax liabilities:
Mineral properties	(1,917)	(1,818)
Current portion	–	506
Future income tax liability, net	$–	$(1,312)

At December 31, 2010, the Company had operating losses of $34,134 (2009 – $20,191; 2008 – $17,301) and capital losses of $1,683 (2009 – $1,935; 2008 – $1,935). The operating loss at December 31, 2010 includes $18,610 (2009 – $19,027; 2008 – $15,269) in Canada and $15,524 (2009 – $1,163; 2008 – $2,032) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2030.

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2009, three of the Company’s subsidiaries were subject to Flat Tax. During the year ended December 31, 2010, all three of the Company’s subsidiaries became taxable under the Income Tax regime.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

18. Related party transactions

The Company entered into the following transactions with related parties:

	2010	2009	2008

Consulting fees paid or accrued to companies controlled by directors of the Company	$702	$648	$596

Consulting fees paid or accrued to companies controlled by officers of the Company	215	171	266

Cost recoveries received or accrued from a company with a common director of the Company	51	80	82

Office and administration fees paid or accrued to a company controlled by a director of the Company	86	69	36

  As at December 31, 2010, $167 (2009 – $110) was due to companies controlled by officers and directors of the Company and was included in accounts payable.

  Amounts due from companies with a common director were $75 (2009 – $147) and were included in amounts receivable.

  On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share in full payment of Altair’s indebtedness to the Company as at January 31, 2011. Altair is a company with a common director of the Company.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

19. Commitments and contingencies

(a)	The Company is committed to making severance payments amounting to approximately $2,505 to certain officers and management in the event that there is a change of control of the Company.

(b)	Commitments outstanding relating to laboratory, equipment maintenance and drilling services amount to $3,712 in 2011.

(c)	The Company is committed to operating lease payments of $148 in 2011, $147 in 2012 and $96 in 2013.

(d)	During the year, the Company entered into a consulting agreement with a third party totaling a commitment of $25 in 2011.

(e)	During the year, the Company entered into equipment purchase commitments with third party vendors totaling $1,392. The Company expects to fulfill these capital expenditure commitments in fiscal 2011.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

19. Commitments and contingencies (continued)

(f)	The Company acquired equipment through capital leases that bear interest at annual rates ranging from 10.5% to 10.74%, and require lease payments to the expiry date as follows:

December 31, 2010

Years ending December 31:
2011	$401
2012	132
Total minimum lease payments	533
Less: amount representing interest	(36)
Balance of capital lease obligation	49
Current portion	369
$128

Included in mineral properties, plant and equipment at December 31, 2010, are leased assets with a cost of $1,997 and accumulated depreciation of $704. Interest on the capital leases of $82 (2009 – $85) is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $361 in 2011 as a result of the program.

20. Segmented information

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Year ended December 31, 2010
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Mineral sales	$27,983	$14,223	$–	$–	$42,206	$–	$42,206
Cost of sales	13,116	8,045	–	–	21,161	–	21,161
Amortization and depletion of mineral properties, plant and equipment	1,993	369	–	–	2,362	52	2,414
Mineral property exploration expenditures	4,704	2,323	83	–	7,110	–	7,110
General and administrative	–	–	–	1,169	1,169	4,689	5,858
Stock-based compensation	–	–	–	–	–	869	869
Income (loss) before income taxes	8,020	3,431	(83)	(1,873)	9,495	(6,262)	3,233
Income (loss) for the year	8,020	3,431	(83)	(136)	11,232	(6,262)	4,970
Capital expenditures	6,429	2,711	–	–	9,140	37	9,177
Total assets	$15,251	$9,824	$–	$5,638	$30,713	$14,872	$45,585

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

20. Segmented information (continued)

			Year ended December 31, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Mineral sales	$22,297	$9,435	$–	$–	$31,732	$–	$31,732
Cost of sales	11,101	5,667	–	–	16,768	–	16,768
Amortization and depletion of mineral properties, plant and equipment	2,654	840	–	–	3,494	83	3,577
Mineral property exploration expenditures	384	1,125	73	–	1,582	–	1,582
General and administrative	–	–	–	1,279	1,279	4,524	5,803
Stock-based compensation	383	173	–	169	725	1,653	2,378
Income (loss) before income taxes	7,595	1,532	(73)	(1,795)	7,259	(7,458)	(199)
Income (loss) for the year	7,595	1,532	(73)	(2,463)	6,591	(7,458)	(867)
Capital expenditures	1,721	681	–	–	2,402	18	2,420
Total assets	$13,740	$6,708	$69	$2,570	$23,087	$14,087	$37,174

	Year ended December 31, 2008
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Mineral sales	$15,150	$7,295	$–	$–	$22,445	$–	$22,445
Cost of sales	12,030	6,114	–	–	18,144	–	18,144
Amortization and depletion of mineral properties, plant and equipment	2,580	1,603	–	–	4,183	102	4,285
Mineral property exploration expenditures	2,033	2,216	2,079	–	6,328	–	6,328
General and administrative	–	–	–	2,093	2,093	3,872	5,965
Stock-based compensation	540	171	352	1,063	545	1,608
Income (loss) before income taxes	(2,172)	(2,952)	(2,079)	(2,143)	(9,346)	(5,591)	(14,937)
Income (loss) for the year	(2,172)	(2,952)	(2,079)	(967)	(8,170)	(5,591)	(13,761)
Capital expenditures	1,869	754	–	–	2,623	90	2,713
Total assets	$11,577	$7,658	$69	$2,585	$21,889	$422	$22,311

Product Revenue:

	2010	2009	2008
Silver	$31,665	$23,395	$17,315
Gold	8,366	6,935	5,082
Lead	2,231	1,545	1,654
Zinc	1,612	911	573
Ore processing revenues	630	742	707
Smelter and refining charges	(2,298)	(1,796)	(2,886)
	$42,206	$31,732	$22,445

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

20. Segmented information (continued)

For the year ended December 31, 2010, the Company had two customers that accounted for 99% of total revenues. The trade accounts receivable balance of $5,151 at December 31, 2010 relates to these two customers (note 5). The Guanajuato segment had two customers, one of which accounted for 45% of total revenue and the other customer, also Topia’s customer, accounted for 54% of total revenue.

For the year ended December 31, 2009, the Company had two customers that accounted for 95% of total revenues. The trade accounts receivable balance of $3,472 at December 31, 2009 relates to these two customers (note 5). The Guanajuato and Topia segments each had one customer account for 68% and 27% of total revenue, respectively.

For the year ended December 31, 2008, the Company had two customers that accounted for 97% of total revenues. One customer accounted for 85% of total revenues, of which 56% was from the Guanajuato segment and 29% from the Topia segment. The other customer accounted for 12% of total revenues, which was all related to the Guanajuato segment.

21. Subsequent events

a)	Subsequent to December 31, 2010, the Company received proceeds of $1,106 from the exercise of 1,810,500 options and $900 from the exercise of 999,900 warrants.

b)

On March 8, 2011, the Company paid off $4,050 in two outstanding $2,025 principal amount 8% unsecured convertible loan notes due on July 14, 2011 (note 9(b)(i)) by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share. Accrued interest outstanding will be paid in cash.

22. Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows:

	December 31, 2010		December 31, 2009
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Convertible note payable (note 22(a)(iv))	3,792	4,050	3,356	4,050
Share capital (note 22(a)(iii) and note 22(a)(vii))	83,470	87,185	75,910	79,626
Contributed surplus (note 22(a)(ii) and note 22(a)(vii))	9,470	11,981	10,268	12,778
Equity component of convertible note (note 22(a)(iv))	1,563	–	1,563	–
Deficit	(55,892)	(60,046)	(60,862)	(65,735)

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

22. Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

Share capital and contributed surplus:

	2010	2009
Share capital and contributed surplus, under Canadian GAAP	$92,940	$86,178
Adjustment for stock-based compensation for employees (note 22(a)(ii))	15	15
Reversal of recapitalization of deficit (note 22(a)(iii))	6,211	6,211
Share capital and contributed surplus, under US GAAP	$99,166	$92,404

Deficit:

	2010	2009
Deficit, under Canadian GAAP	$(55,892)	$(60,862)
Adjustment for stock-based compensation for employees (note 22(a)(ii))	(15)	(15)
Reversal of recapitalization of deficit (note 22(a)(iii))	(6,211)	(6,211)
Interest accreted on convertible loan note (note 22(a)(iv))	2,214	1,778
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(ii))	–	51
Reversal of premium of the equity component upon early conversion of the convertible loan note (note (9)(b)(ii))	–	1,607
Effect of induced early conversion of convertible loan note, under US GAAP (note 22(a)(iv))	–	(1,658)
Amortization of option payments (note 22(a)(v))	(142)	(425)
Deficit, under US GAAP	$(60,046)	$(65,735)

Income (loss) for the year and earnings (loss) per share:

	2010	2009	2008
Income (loss) for the year, under Canadian GAAP	$4,970	$(867)	$(13,761)
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(ii))	–	51	–
Effect of induced early conversion of convertible loan note, under US GAAP (note 22(a)(iv))	–	(1,658)	–
Interest accreted on convertible loan note (note 22(a)(iv))	436	628	623
Amortization of option payments (note 22(a)(v))	(142)	(425)	–
Income (loss) for the year, under US GAAP	$5,264	$(2,271)	$(13,138)

Earnings (loss) per share
Basic	$0.05	$(0.03)	$(0.16)
Diluted	$0.04	$(0.03)	$(0.16)

Weighted average number of common shares
Basic (note 11(f))	114,422,226	90,210,438	81,321,733
Diluted (note 11(f))	118,932,620	90,210,438	81,321,733

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

22. Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

	(i)	Income taxes:

As described in note 2(l), the Company follows the asset and liability method of accounting for income taxes. Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2010, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2010 and 2009, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

	(ii)	Stock-based compensation:

The Company accounts for stock options at fair value under Canadian GAAP commencing on January 1, 2002 as described in note 2(h).

For fiscal years ending prior to December 31, 2003, the Company measured compensation expense at the intrinsic value of employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of this method resulted in compensation expense of $15 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of US GAAP whereby the fair value of the stock options granted to employees was expensed.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2010.

	(iii)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi- reorganization rules were not met and the recapitalization of the deficit would not be recorded.

	(iv)	Convertible loan notes:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

GREAT PANTHER SILVER LIMITED
Notes to the Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

22. Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

(iv)	Convertible loan notes (continued):

Applying US GAAP, the convertible notes at December 31, 2010 would be recorded as a liability at face value of $4,050 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $435 for the year ended December 31, 2010 (2009 – $627, 2008 – $623) would not have been recorded under US GAAP, reducing interest expense by an equivalent amount.

During the year ended December 31, 2009, the Company induced the early conversion of the $2,002 convertible loan note. In accordance with Canadian GAAP, the Company accounted for the early conversion as described in (note 9(b)(ii)). Under US GAAP, the Company recognized an expense of $1,658 which is the fair value of the common shares transferred in excess of the fair value of the common shares issuable pursuant to the original conversion terms.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 10 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. As there were no option payments made to the Mapimi project (note 8(b)) during the year, a measurement difference of $142 resulted from the amortization of prior year’s option payments. There is no material measurement difference for the comparative periods.

(vi)	Statement of cash flows

In the statement of cash flows, the presentation of the cash flows from operating activities includes an intermediate total which is not permitted under US GAAP, ASC 230, Statement of Cash Flows.

(vii)	Share capital and contributed surplus

Under Canadian GAAP, the Company allocates the net proceeds from equity financings containing common shares and share purchase warrants to share capital (note 11(b)). Under US GAAP, the net proceeds from the issuance of units are allocated between common shares and share purchase warrants contained in such units, based on their relative fair values. Accordingly, the amount of $2,496, being the portion of the net proceeds allocated to these warrants, is recorded to contributed surplus under US GAAP.

Corporate Information

DIRECTORS	OFFICERS

Kaare G. Foy, B.Ec.	Robert A. Archer, P.Geo.	Ing. Francisco Ramos Sanchez
Chairman of the Board	President & Chief Executive Officer	Vice President, Business Development

Robert A. Archer, P.Geo.	Kaare G. Foy, B.Ec.	Wendy Ratcliffe, Dip.Tech.Fin.Mngt.
	Executive Chairman	Corporate Secretary
John T. Kopcheff, B.Sc. (Hons)
	Raakel Iskanius, CA	Craig Mackay, M.Sc., MBA
Kenneth W. Major, P. Eng.	Chief Financial Officer	Vice President, Technical Services
(to May 31, 2011)
R.W. (Bob) Garnett, CA, ICD.D		Erick J. Bertsch
Vice President, Corporate
	Martin B. Carsky, CA	Development
Executive Vice President &
Chief Financial Officer
	(from June 1, 2011)	Enriqueta Hernandez Dominguez
Vice President, Accounting and
SENIOR MANAGEMENT		Administration (Mexico)
Charles Brown, B.Sc.
Deborah Young, CA	Chief Operating Officer
Corporate Controller		Eduardo Ortiz Briones
	Robert F. Brown, P.Eng	Vice President, Corporate Relations
Andrew Sharp, B.Sc.	Vice President, Exploration
Mine Manager, Guanajuato

Ing. Javier Melchor
Ramirez Vargas
Mine Manager, Topia	DISCLAIMER

This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

Robert Brown, P.Eng. is the Qualified Person under NI 43-101 for the projects discussed in this annual report.

Mariana Fregonese
Manager, Corporate
Communications

Pablo Gomez
Commercial Manager

Closing Bell at the New York Stock Exchange, February 25, 2011

First Row (left to right)
Raakel Iskanius, Kaare Foy, Robert Archer, Enriqueta Hernandez Dominguez, Erick Bertsch, Craig Mackay
Second Row (left to right)
Mariana Fregonese, Martin Carsky, Eduardo Ortiz Briones, Robert Brown, Charles Brown, Wendy Ratcliffe

HEAD OFFICE	ANNUAL GENERAL MEETING
Suite 2100 – 1177 West Hastings Street	Thursday, June 30, 2011
Vancouver, BC, Canada V6E 2K3	11 am, PT
At Great Panther Silver Limited
TRANSFER AGENT	Suite 2100, 1177 West Hastings Street
Computershare Investor Services Inc.	Vancouver, BC, V6E 2K3
510 Burrard Street, 3rd Floor
Vancouver, BC, V6C 3B9	CONTACT

INDEPENDENT AUDITORS	Erick J. Bertsch
KPMG, LLP	Vice President, Corporate Development
ebertsch@greatpanther.com

LEGAL ADVISORS	Mariana Fregonese
M. Michael Sikula Law Corporation	Manager, Corporate Communications
Enrique R. del Bosque, RB Abogados, Mexico	mfregonese@greatpanther.com

LISTING	Phone: 604.608.1766
TSX: GPR	Toll Free: 1.888.355.1766
NYSE Amex: GPL	info@greatpanther.com

B&D Capital Partners
Phone: 604.685.6465
Toll Free: 1.888.355.1766

greatpanther.com

GREAT PANTHER SILVER LIMITED

greatpanther.com

In an effort to reduce our environmental footprint, Great Panther Silver's annual report was printed utilizing advanced sustainable production methods and 10% post-consumer recycled paper. In addition, we have chosen to print fewer copies this year. Greenhouse Gas emissions from the paper lifecycle, the transport, and the printing of this item have been offset through investments in energy efficiency and non-fossil fuel energy technologies that reduce CO2 emissions.

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C014956

Environmental Benefits Statement

By using paper made from 10% post-consumer recycled content, the following resources have been saved.

trees	water	energy	solid waste	greenhouse gases
1	3,024	1	23	80
fully grown	litres	million BTU	kilograms	kilograms

Environmental impact estimates were made using the Environmental Defense Paper Calculator. For more information visit: http://papercalculator.org.

zero | 100% carbon neutral | by Hemlock Printers www.hemlock.com/zero

PRINTED IN CANADA DESIGN BY XY3 DESIGN + COMMUNICATIONS INC.